Exhibit 99.1

2018 Report Annual MAGNA INTERNATIONAL INC. Exhibit 99.1

MAKING A DIFFERENCE In a time of transformation, Magna continues to be a significant force in the global auto industry because of our agility, collective expertise and technologies that will pave the way for future mobility. Our strategic decisions today prepare us for future industry changes by leveraging partnerships and evolving the organization, all while continuing to grow the company and create shareholder value.

KEY FIGURES AT-A-GLANCE SALES1 U.S. $ MILLIONS 12% DILUTED EPS1 U.S. $ CASH FLOW FROM OPERATING ACTIVITIES1 U.S. $ MILLIONS 11% 13% 40,827 6.61 3,718 2017 2018 2017 2018 2017 2018 RETURN ON EQUITY1, 2 RETURN ON INVESTED CAPITAL1, 2 DIVIDENDS PAID PER SHARE3 U.S. $ 15% COMPOUND AVERAGE GROWTH RATE 1.32 2017 2018 2017 2018 2014 2015 2016 2017 2018 2017 figures adjusted for adoption of the new revenue standard (Accounting Standards Codification 606). 2 Return on Equity and Return on Invested Capital are non-GAAP financial measures. Definitions and reconciliations to the most directly comparable financial measures calculated in accordance with U.S. GAAP, can be found in the Company’s Annual Report for the Year Ended December 31, 2018, in the Management’s Discussion and Analysis of Results of Operations and Financial Position section. The Magna International Inc. 2018 Annual Report has been posted on the Company’s website through the investors link at www.magna.com. 3 A two-for-one stock split was approved February 24, 2015. Dividends are shown on a post-stock split basis. 15.6% 14.9% 19.8% 19.7% 1.10 1.00 0.88 0.76 5.87 3,346 36,588

KEY FIGURES AT-A-GLANCE

SALES[1]
U.S. $ MILLIONS

12%
36,588
40,827
2017
2018

DILUTED EPS[1]
U.S. $

13%
5.87
6.61
2017
2018

CASH FLOW FROM OPERATING ACTIVITIES[1]
U.S. $ MILLIONS

11%
3,346
3,718
2017
2018

RETURN ON EQUITY[1,2]

19.8%
19.7%
2017
2018

RETURN ON INVESTED CAPITAL[1,2]

15.6%
14.9%
2017
2018

DIVIDENDS PAID PER SHARE[3]
U.S. $

15% COMPOUND AVERAGE GROWTH RATE
0.76
0.88
1.00
1.10
1.32
2014
2015
2016
2017
2018

“ Our company of entrepreneurial-minded employees continues to anticipate the changing needs of the $1-trillion global automotive supply business by developing advanced technologies, creating partnerships that leverage each other’s capabilities, and driving change in a disruptive era.” Don Walker Chief Executive Offcer M E S S A G E F R O M T H E C H I E F E X E C U T I V E O F F I C E R Leading Change in an Evolving Industry In a time of transformation in the auto industry, Magna is a mobility technology company with world-class manufacturing operations, innovative products and the best people in the business, all of which help pave the way for continued success. In the coming years, we will compete in a challenging environment, with significant technological and regulatory disruption and economic uncertainty. At the same time, we will continue to take full advantage of the huge opportunities for growth in lightweighting, electrification, autonomy, and smart mobility. Magna has helped to transform how the world moves in the last 61 years. We will continue on that path as we help define and create the future of mobility. In 2018, we delivered strong results while positioning the company for growth in a rapidly changing market. In an industry that is one of the most complex and highly regulated, we are a valued partner to automakers and technology startup companies. Our company of entrepreneurial-minded employees continues to anticipate the changing needs of the $1-trillion global automotive supply business by developing advanced technologies, creating partnerships that leverage each other’s capabilities, and driving change in a disruptive era. 174,000+ Employees 91 Engineering/ Product Development/ Sales Centres 28 Countries 348 $40.8 B Sales Manufacturing /Assembly Facilities

Strategic new composite liftgate with Jeep that reduces mass by 28% and is the highest volume production program utilizing this technology. In total, we have now produced more than 3 million thermoplastic liftgate modules. World Class Manufacturing We help launch new vehicles amounting to billions of dollars each year. Thirty-six Magna divisions in North America alone contributed parts to help successfully launch the redesigned 2019 Chevrolet Silverado and GMC Sierra pickup trucks, one of the biggest product rollouts of the year. Additionally, we continue to build our complete vehicle business with multiple car brands, including Mercedes-Benz, BMW, Jaguar and Toyota. To date, we have produced more than 3.5 million vehicles for various customers. Our People and Culture Our Fair Enterprise culture strikes a balance among the needs of our key stakeholders including our employees, customers and shareholders. We operate in a decentralized, entrepreneurial, performance-based environment that empowers our people. We take pride in knowing that our culture is a competitive advantage and we continue to be recognized as an employer of choice. Magna was named by Fortune as one of the World’s Most Admired Companies and by Forbes on their Most Admired Companies and Canada’s Best Employers for Diversity lists. Process Innovation As we continue to deliver new advanced technologies, we innovate how we produce them. Magna manufacturing experts accelerate smart manufacturing through processes that are rolling out across a number of our global facilities including new manufacturing cells with advanced artificial intelligence robotic systems that use state-of-the-art vision systems. We leverage new wearable technology to increase efficiency and help technicians troubleshoot faster. And we continue to bring more virtual reality technologies to simulate crash tests, maximize floor space and enhance ergonomics. Global Footprint Expansion We continued to expand our geographic footprint in 2018. Three new joint ventures in China will help increase our presence in the world’s largest new vehicle market. They include an engineering joint venture with BJEV, a subsidiary of the BAIC Group, to design a battery electric vehicle architecture for the Chinese market. Additionally, we expect to complete a second joint venture with BJEV to assemble electric vehicles (EVs) in China, at our first vehicle production facility outside of Europe. We also expanded our complete vehicle engineering services for the European market with a new partnership with Altran in Morocco. Product Innovation We continue to win business in core product areas from body structures to latches and electronics to powertrain. We announced new seating business with Geely’s LYNK & Co in China and BMW in the Czech Republic. Daimler introduced an industry-first augmented reality navigation system on its new Mercedes-Benz A-Class that’s powered by Magna’s forward-facing camera. We also unveiled a

“ We anticipate that 2019 will be another good year with strong sales, solid earnings and increased free cash flow5, all as we continue to invest for the future.” Vince Galif Chief Financial Offcer M E S S A G E F R O M T H E C H I E F F I N A N C I A L O F F I C E R Bullish on the Future Magna has an unmatched breadth of vehicle product and process technologies and we remain uniquely positioned to capitalize on industry trends. These include increasing emission requirements that are driving the need for more electrified powertrains and lightweight solutions as well as the demand for active safety systems and the evolution toward fully autonomous vehicles. assets. In addition, we recently raised our quarterly cash dividend by 11%, the 10th consecutive annual dividend increase. Going forward, we see continued growth in each of our reporting segments driven in particular by demand for our suite of lightweighting solutions, dual-clutch transmissions, Advanced Driver Assistance Systems (ADAS), electrified products, seats, mechatronic products and complete vehicle assembly. We anticipate that 2019 will be another good year with strong sales, solid earnings and increased free cash flow5, all as we continue to invest for the future. In 2018, we turned in another strong financial performance, posting records in sales, equity income, Adjusted EBIT4, net income attributable to Magna, diluted earnings per share and cash from operating activities, among other metrics. We announced a number of strategic developments during the year including the divestiture of our Fluid Pressure & Controls business for $1.23 billion. We also returned $2.28 billion to shareholders through $1.83 billion in share repurchases and $448 million in dividends, while also investing $1.65 billion in fixed 4 Adjusted EBIT is a non-GAAP financial measure. A definition and reconciliation of Adjusted EBIT to the most comparable financial measure calculated in accordance with U.S. GAAP, can be found in the Company’s Annual Report for the Year Ended December 31, 2018, in the Management’s Discussion and Analysis of Results of Operations and Financial Position section. The Magna International Inc, 2018 Annual Report has been posted on the company’s website through the investors link at www.magna.com. 5 Free cash flow is a non-GAAP financial measure. Free cash flow represents cash from operating activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investments in other assets.

Positioning Innovative Features for Automated Driving Today, more than 100 vehicle models on the road have Magna ADAS features, including our award-winning Trailer Angle Detection, an option being ordered on 80% of Ford F-150 trucks. We continue to deliver new autonomous features including Valet Park driver monitoring systems and 3D Surround View, which meet the growing demand from automakers seeking to integrate advanced, innovative, and safer automated driving technologies into their vehicles. Invest for Growth We expect our free cash flow5 to exceed $6.5 billion in the 2019-2021 time frame.This will allow us to continue to invest in organic opportunities, increase innovation spending and seek potential acquisitions that fit our product strategy. Supplying Power to the Wheels Our knowledge of complex powertrains comes from our transmission and driveline leadership position. Combined with our experience in full electric vehicles and plug-in hybrid electric vehicle (PHEV) systems, we have the basis for key scalable building-blocks for powertrain variants needed going forward, including the path to full electrification. Strategic Startup Partnerships Because Magna has deep product expertise as well as complete vehicle engineering and assembly operations, startup companies are turning to us to help speed up the commercialization of new mobility solutions including autonomous vehicles. Our collaboration with Lyft, where we are co-located in a new facility in Silicon Valley, has grown to over 300 engineers. The joint team has successfully completed a continuous 10-week public autonomous ride-sharing program with Lyft employees. Additionally, Waymo recently announced they will use Magna to integrate their self-driving system into a fleet of different vehicles. Expanding Portfolio We enhanced our product portfolio to incorporate additional innovative technologies and match high-growth segments of the market. A 2018 joint venture with startup Rohinni will produce lighting possibilities that go beyond conventional LEDs. We also boosted our portfolio with acquisitions including OLSA, which expands our capability to design innovative lighting products, and VIZA, a move that enhances our seat-structure expertise. The acquisition of Haptronik gives us advanced motion-control software for power doors, a critical building-block for our future in mechatronics. Reimagining the Vehicle Experience Ride sharing and self-driving cars will radically change the way we use vehicle interiors. Magna’s reconfigurable seating solutions are designed to re-imagine the vehicle cabin and make seating a changing environment depending on actual usage. Two of our new seating modes could be ready to enter production as early as 2022. BREADTH OF CAPABILITIES No other supplier has Magna’s complete vehicle systems knowledge, which includes: Body & Chassis • Exteriors • Powertrain • Electronics • Mirrors • Lighting • Seating • Mechatronics • Vehicle Engineering & Manufacturing

“ Our strategy includes a building-block approach to technology that leverages our deep systems knowledge, the ability to auto-qualify technologies from other industries, and an entrepreneurial culture that helps keep us at the forefront of possibilities.” Swamy Kotagiri Chief Technology Offcer M E S S A G E F R O M T H E C H I E F T E C H N O L O G Y O F F I C E R Accelerating the Mobility Revolution As the global auto industry races toward a new era in mobility, our goal is to leverage more than 60 years of experience designing and developing new technology to help our customers striving to change the entire vehicle experience, not just a few components. We innovate like a startup and think like a technology company, which helps us anticipate the changing needs of the marketplace and be in a position to respond quickly. We research, validate and develop technologies that the consumer doesn’t even know they need. Additionally, we demonstrate the value of partnerships to pool resources and knowledge to attack challenges that can best be solved through collaboration. We achieved several important milestones in 2018 and will continue to cultivate innovation and leverage our strengths as we continue to develop the roadmap to the future. Our vision of the future is where electrification, autonomy and smart mobility are all intertwined. Vehicles today have become high-tech wonders, a cornerstone for the Internet of Things revolution. That is why we believe vehicles don’t just have technology, vehicles are technology. That mindset helps drive our product strategy to meet the needs of the market today, while positioning Magna for the future. Our strategy includes a building-block approach to technology that leverages our deep systems knowledge, the ability to auto-qualify technologies from other industries, and an entrepreneurial culture that helps keep us at the forefront of possibilities. 2,400+ Startups Evaluated 13,000+ Engineers 22 University Engagements

The Agility and Entrepreneurial Mindset Our culture allows us to respond to changing market demands and gives Magna a competitive advantage as our entrepreneurial-minded people develop innovative solutions. A prime example is our high-definition iCON RADAR™ that sets a new standard in high-resolution automotive radar. With a range of more than 300 metres, iCON RADAR helps close the gap between Level 3 and Level 5 to reach full reliable autonomous driving. Collective Expertise: Deep Systems Knowledge With our expertise across the entire vehicle, Magna has the ability to develop technological advancements at an accelerated pace. Across all of our product areas we create solutions that improve safety, drive powertrain innovations, boost occupant experience, and lead manufacturing into the future. Positioned for Future Mobility Magna stands ready in electrification and autonomy as we assemble the building-blocks of future mobility. We accomplish this by developing core competencies in-house at an accelerated pace and partnering with some of the best minds including startups, entrepreneurs, universities and technical specialists for technological advancements. By combining the technical focus and agility of startups with the global volume production and vehicle experience of Magna, we can develop, auto-qualify and commercialize technologies in far less time. Some of our collaborative efforts include: • A multi-faceted approach to developing distinctive, high-performing micro LED lighting solutions that can be used in a variety of applications including exterior styling, seating controls and tail lights. • Combining our electronics and powertrain expertise to develop products fitting a variety of 48-volt mild-hybrid drivetrain architectures, reducing CO emissions by 2 up to 15%. • Developing driver monitoring systems and autonomous driving Level 2+ features that improve safety and further enable autonomy. • Leveraging our body structures and exteriors capabilities to develop a best-in-class multi-material battery enclosure.

DRIVEN PEOPLE. DRIVING CHANGE. We are continuously improving manufacturing processes at our plants to reduce their impact on the environment in key areas, including water and energy. Additionally, as part of Magna in Action, our employees around the world contribute to their communities, volunteering thousands of hours and donating to a wide range of social projects, from World Vision to Special Olympics. Magna-sponsored STEM (Science, Technology, Engineering and Math) programs, including student robotics and college-level racing events, have made math and science exciting to more than 100,000 students around the world. A Sustainable Approach Our conservation awards include one from Enbridge Gas Distribution of Canada, which recognized Magna for 16 energy efficient projects that achieved an annual natural gas savings of 2.75 million cubic metres, the carbon emission equivalent of planting more than 1,600 trees. A Step in the Right Direction Each year, more than 2,000 Magna employees from 13 countries support World Vision’s 6k Walk for Water. The one-day, worldwide event unites thousands of people who run and walk to help bring clean water to those in need. In 2017 and 2018, Magna employees raised more than $750,000 USD. Putting STEM FIRST Magna is proud to sponsor FIRST Robotics competitions at the organization level as well as dozens of individual teams. For more than a decade, Magna has volunteered, mentored, and led various FIRST robotics teams and programs that have fueled its growth and engaged thousands of students from across the globe.

Magna International Inc.
Financial Review 2018 and Other Information

2	Management's Discussion and Analysis of Results of Operations and Financial Position
32	Reports of Independent Registered Public Accounting Firm
34	Consolidated Statements of Income
35	Consolidated Statements of Comprehensive Income
36	Consolidated Balance Sheets
37	Consolidated Statements of Cash Flows
38	Consolidated Statements of Changes in Equity
39	Notes to Consolidated Financial Statements
71	Supplementary Financial and Share Information
Corporate Directory (inside back cover)

MAGNA INTERNATIONAL INC.

Management's Discussion and
Analysis of Results of Operations
and Financial Position

DECEMBER 31, 2018

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018. The most recent updates to our accounting policies, including the impact of the adoption of Accounting Standards Codification 606 – Revenue from Contracts with Customers, can be found in Note 2 of our audited consolidated financial statements for the year ended December 31, 2018.

We announced a realignment of our management structure along product lines in December 2017. As a result, effective January 1, 2018, our results are reported through the following business segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. Prior period amounts contained in this MD&A have been adjusted to conform to the new segment presentation. Refer to Note 24 of our audited consolidated financial statements for the year ended December 31, 2018 for additional information.

This MD&A contains statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at March 7, 2019.

2 ANNUAL REPORT 2018

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital and Return on Equity [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales and Adjusted diluted earnings per share provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison of our performance with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable GAAP financial measure, and a reconciliation to the most directly comparable GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

•
We posted record sales, net income attributable to Magna, equity income, diluted earnings per share, and cash from operating activities in 2018.
•
Total sales increased 12% to $40.8 billion in 2018, compared to $36.6 billion in 2017. Our sales growth largely reflects the launch of new programs and the strengthening of a number of foreign currencies against the U.S. dollar. Our 12% increase in sales substantially outperformed global vehicle production, which was essentially level in 2018 as compared to 2017. All of our operating segments reported record sales and outgrew global vehicle production.

·
Body Exteriors & Structures sales increased 6% to $17.5 billion.
·
Power & Vision sales increased 6% to $12.3 billion.
·
Seating Systems sales rose 6% to $5.5 billion.
·
Complete Vehicles sales grew 70% to $6.0 billion.

•
Diluted earnings per share and adjusted diluted earnings per share were $6.61 and $6.71, respectively, and both increased 13% compared to 2017. The increases largely reflect an increase in net income and a reduced share count primarily as a result of share repurchases.
•
Included in Other expense, net in 2018 is an impairment charge of $60 million ($59 million after tax) related to our investment in a transmission joint venture in Europe with Ford Motor Company. The impairment reflects the expected further industry volume decline in manual transmissions, which make up substantially all of the volume production in the joint venture.
•
Cash from operating activities was $3.7 billion, higher than our previous record from 2017 of $3.3 billion.
•
We further invested for our future, including:

·
$1.7 billion for fixed assets;
·
$481 million in investment and other asset spending;
·
$220 million in Lyft, with whom we have entered a multi-year collaboration to fund, develop and manufacture self-driving systems; and
·
$152 million to acquire OLSA, which will expand our lighting capabilities to enable us to design, engineer and manufacture headlamps, tail lamps and other lighting products in every key region of the world.

•
We announced our intention to form two new joint ventures with Beijing Electric Vehicle Co. Ltd, a subsidiary of BAIC Group, for complete vehicle manufacturing as well as engineering of electric vehicles. The engineering joint venture was formed before the end of 2018. The manufacturing joint venture is expected to take over an existing BAIC manufacturing facility in Zhenjiang, China with capacity to build up to 180,000 vehicles per year.
•
We announced that we had signed an agreement to sell our Fluid Pressure & Controls business for $1.2 billion, before the assumption of net debt and pension liabilities at closing, and subject to customary closing adjustments for net working capital. The transaction is expected to close at the end of the first quarter of 2019.
•
We returned $2.3 billion to shareholders in 2018 through $1.8 billion in share repurchases and $448 million in dividends.
•
Our Board of Directors increased our quarterly dividend by 11% to $0.365 per share reflecting continued confidence in Magna's future.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") and are intended to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. Forward-looking statements in this MD&A include, but are not limited to discussions related to the implementation of our business strategy.

MAGNA INTERNATIONAL INC. 3

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

OVERVIEW

OUR BUSINESS(1)

We are a mobility technology company that is helping pave the way to the future with innovative products and processes. We have more than 174,000 entrepreneurial-minded employees and 348 manufacturing operations and 91 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels. Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets. Other factors impacting vehicle sales levels, and thus production volumes in North America, Europe and China, include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; and other factors.

In addition to vehicle sales levels, production volumes in different regions may be impacted by a range of factors which vary from one region to the next, including: general economic and political conditions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; and regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. These trends include:

•
industry-wide focus on solutions aimed at reducing vehicle fuel consumption and carbon dioxide/greenhouse gas emissions, which is being driven in large part by governmental regulation;
•
accelerating demand for hybrid and fully-electric vehicles;
•
continued growth in demand for vehicle safety features and products;
•
increased investment and expenditure on autonomous driving technologies and vehicle electrification;
•
the growth of new OEMs, particularly in China;
•
growth of potential industry disruptors offering "mobility-as-a-service" ["MaaS"] business models, including in areas such as ride-hailing and ride sharing;
•
expansion of cooperative alliances among OEMs and, increasingly, between OEMs and MaaS market entrants;
•
efforts by the Chinese government to increase engineering, development and manufacturing of high-value, high-tech products in China, as reflected in the Chinese central government's "Made in China 2025" initiative; and
•
emergence of "new" low-cost automotive manufacturing markets, such as Vietnam and Morocco.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and autonomy, as well as MaaS. For example, to support our customers' needs for solutions which improve the fuel efficiency and reduce CO2 emissions of their vehicles, we are focused on delivering lightweight products and materials, efficient transmissions and active aerodynamics, as well as hybrid/electric drive systems. Additionally, we are building on our market leadership in camera-based advanced driver assistance systems ["ADAS"], to provide driving solutions incorporating cameras, radar, LiDAR (for advanced applications) and domain controllers, which can be scaled to offer greater levels of automated driving functionality. We are also working with traditional OEMs and MaaS market entrants on potential new mobility solutions which leverage our complete vehicle know-how, potentially including our complete vehicle assembly expertise.

Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

4 ANNUAL REPORT 2018

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the year ended December 31,

	2018	2017	Change

1 Canadian dollar equals U.S. dollars	0.771	0.771	–
1 euro equals U.S. dollars	1.181	1.130	+ 5%
1 Chinese renminbi equals U.S. dollars	0.151	0.148	+ 2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the year ended December 31, 2018 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	2018	2017	Change

North America	17,022	17,115	– 1%
Europe	22,572	22,383	+ 1%
China	26,555	27,722	– 4%

RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

SALES

Sales

Sales increased 12% or $4.2 billion to $40.8 billion for 2018 compared to $36.6 billion for 2017, primarily as a result of the launch of new programs during or subsequent to 2017, in particular in our Complete Vehicles, Body Exteriors & Structures, and Seating Systems businesses and a $601 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar, partially offset by the weakening of certain foreign currencies against the U.S. dollar, including the Turkish lira and Brazil real.

These factors were partially offset by the impact of a change in production volumes on various other programs.

The changes in sales are discussed further in the "Segment Analysis" section of this MD&A.

MAGNA INTERNATIONAL INC. 5

COST OF GOODS SOLD

	2018	2017	Change

Material	$25,355	$22,034	$3,321
Direct labour	2,953	2,711	242
Overhead	6,747	6,150	597

Cost of goods sold	$35,055	$30,895	$4,160

Cost of goods sold increased $4.2 billion to $35.1 billion for 2018 compared to $30.9 billion for 2017 primarily as a result of higher material, overhead and direct labour costs associated with the increase in sales. In addition, cost of goods sold increased due to:

•
a $545 million net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the Canadian dollar and Chinese renminbi each against the U.S. dollar partially offset by the weakening of the Turkish lira, Brazilian real, and Russian ruble, each against the U.S. dollar;
•
higher launch costs;
•
higher spending associated with electrification and autonomy;
•
higher warranty costs of $47 million; and
•
higher pre-operating costs incurred at new facilities.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased $94 million to $1.28 billion for 2018 compared to $1.18 billion for 2017. The higher depreciation and amortization was primarily a result of increased capital deployed mainly to support the launch of new programs during or subsequent to 2017 and a $20 million net increase in reported U.S. dollar depreciation and amortization mainly due to the strengthening of the euro against the U.S. dollar. These factors were partially offset by lower depreciation on assets classified as held for sale which, as of September 2018, are no longer being amortized.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense as a percentage of sales was 4.1% for 2018 compared to 4.6% for 2017. SG&A expense decreased $4 million to $1,664 million for 2018 compared to $1,668 million for 2017. The 0.5% decrease in SG&A expense as a percentage of sales was primarily due to an increase in sales in our Complete Vehicles segment which has a lower SG&A expense as a percentage of sales than our consolidated average. The $4 million decrease in SG&A expense was primarily due to:

•
foreign exchange gains in 2018 compared to foreign exchange losses in 2017;
•
a favourable settlement reached during 2018 relating to the acquisition of Getrag; and
•
lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk.

These factors were partially offset by:

•
higher labour and benefit costs;
•
increased costs incurred at new facilities;
•
spending associated with research & development;
•
a $16 million net increase in the reported U.S. dollar SG&A expense primarily due to the strengthening of the euro against the U.S. dollar partially offset by the weakening of the Turkish lira and Brazilian real each against the U.S. dollar; and
•
a reduction in an indemnity receivable related to the acquisition of Getrag as a result of the favourable change in the reserve for uncertain tax provisions at a certain equity accounted Power & Vision facility.

INTEREST EXPENSE, NET

During 2018, we recorded net interest expense of $93 million compared to $70 million for 2017. The $23 million increase is primarily as a result of higher interest expense due to the increase in borrowings and higher average interest rates partially offset by higher interest income.

EQUITY INCOME

Equity income increased $24 million to $277 million for 2018 compared to $253 million for 2017, primarily due to:

•
net favourable commercial settlements during 2018 at certain Power & Vision facilities;
•
lower warranty costs at certain Power & Vision facilities;
•
a $6 million increase due to an acquisition in the fourth quarter of 2017; and
•
a $4 million net increase in reported U.S. dollar equity income mainly due to the strengthening of the Chinese renminbi and euro, both against the U.S. dollar.

These factors were partially offset by reduced earnings due to lower sales at our Power & Vision facilities and by higher pre-operating costs incurred at a new Power & Vision facility, which is accounted for under the equity method.

6 ANNUAL REPORT 2018

OTHER EXPENSE, NET

During the years ended December 31, 2018 and 2017, we recorded other expense, net items as follows:

	2018			2017

	Operating Income	Net Income Attributable to Magna	Diluted Earnings per Share	Operating Income	Net Income Attributable to Magna	Diluted Earnings per Share

Impairment of investment(1)	$60	$59	$0.17	$17	$17	$0.05
Restructuring(2)	45	43	0.12	29	25	0.06
Impairment of long-lived assets(3)	14	12	0.04	64	64	0.17
Unrealized gain on investment revaluation(4)	(56)	(53)	(0.15)	–	–	–
Gain on formation of a new venture(5)	–	–	–	(45)	(34)	(0.09)
Gain on sale of investment(6)	–	–	–	(26)	(26)	(0.07)

Other expense, net	$63	$61	$0.18	$39	$46	$0.12

(1)   Impairment of investment

  During 2018, we recorded an impairment charge of $60 million [$59 million after tax] on our investment in Getrag Ford Transmission GmbH. The impairment reflects the expected further industry volume decline in manual transmissions, which make up substantially all of the volume production in the joint venture.

  During 2017, we recorded an impairment charge of $17 million [$17 million after tax] on one of our equity method investments.

(2)   Restructuring

  During 2018, we recorded net restructuring charges of $25 million [$23 million after tax] related to certain Body Exteriors & Structures facilities and $20 million [$20 million after tax] related to certain Power & Vision facilities.

  We recorded net restructuring charges during 2017 of $14 million [$14 million after tax] related to certain Power & Vision facilities and $15 million [$11 million after tax] for a certain Body Exteriors & Structures facility.

(3)   Impairment of long-lived assets

  During 2018, we recorded fixed asset impairment charges of $14 million [$12 million after tax] related to a certain Body Exteriors & Structures facility.

  We recorded fixed asset impairment charges during 2017 of $64 million [$64 million after tax] related to two Body Exteriors & Structures facilities.

(4)   Unrealized gain on investment revaluation

  During 2018, we recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of our private equity investments.

(5)   Gain on formation of a new venture

  We formed a new venture in China with Hubei Aviation Precision Machinery Co., Ltd. during 2017. The transaction resulted in a gain of $45 million [$34 million after tax].

(6)   Gain on sale of investment

  Our investment in Argus Cyber Security Ltd. was sold during 2017 for proceeds of $33 million. A gain of $26 million [$26 million after tax] was recognized on the sale of the investment, which was accounted for under the cost method.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes decreased $34 million to $2.95 billion for 2018 compared to $2.99 billion for 2017. This decrease is the result of a $4.2 billion increase in cost of sales, a $94 million increase in depreciation and amortization, a $24 million increase in other expense, net and a $23 million increase in interest expense, net partially offset by a $4.2 billion increase in sales, a $24 million increase in equity income and a $4 million decrease in SG&A, each as discussed above.

MAGNA INTERNATIONAL INC. 7

INCOME TAXES

	2018		2017

Income Taxes as reported	$619	21.0%	$741	24.8%
Reassessment of Deferred Tax Balances	21	0.7	–	–
Adjustments to Valuation Allowance	17	0.6	–	–
Tax effect on Other expense, net	2	(0.4)	(7)	(0.6)
US Tax Reform	(11)	(0.4)	23	0.8

	$648	21.5%	$757	25.0%

In the third quarter of 2018, we entered into an agreement to sell our global Fluid Pressure & Controls ["FP&C"] business to Hanon Systems. We reassessed our positions in deferred taxes in anticipation of closing the FP&C transaction in 2019, recognizing a $21 million net reduction in deferred tax expense ["Reassessment of Deferred Tax Balances"].

During 2018 we released a portion of our valuation allowance against our deferred tax assets in India. The valuation allowance was required due to historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past few years, some of our operations in India have delivered sustained profits which, together with forecasted profits have allowed us to release the valuation allowance set up against the India deferred tax assets. The effect of the valuation allowance release is a reduction in income tax expense of $17 million ["Adjustments to Valuation Allowance"].

The Reassessment of Deferred Tax Balances and the Adjustments to Valuation Allowance [the "Deferred Tax Adjustments"] totalled $38 million in 2018.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act [the "US Tax Reform"], which reduced the U.S. federal corporate tax rate from 35% to 21% beginning in 2018, required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and created new taxes on certain foreign-sourced earnings. At December 31, 2017, we made a reasonable estimate of its effects on our deferred tax balances and the one-time transition tax, recognizing a provisional $23 million net reduction in income tax expense. At December 31, 2018, we have completed our analysis of the impact of the US Tax Reform and recorded a net increase in income tax expense of $11 million.

Excluding Other expense, net, after tax, the Deferred Tax Adjustments and the effects of US Tax Reform, the effective income tax rate decreased to 21.5% for 2018 compared to 25.0% for 2017 primarily due to a reduction in the U.S. federal statutory rate beginning in 2018 as a result of the tax reform in the U.S. Other items lowering the effective tax rate include a change in our reserves for uncertain tax positions and a decrease in losses not benefited in Europe. These factors were partially offset by higher accrued tax on undistributed foreign earnings.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests decreased $12 million to $36 million for 2018 compared to $48 million for 2017 primarily due to decreased profits at certain Body Exteriors & Structures operations partially offset by increased profits at a Power & Vision operation.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. increased $100 million to $2.3 billion for 2018 compared to $2.2 billion for 2017, as a result of a decrease in income taxes of $122 million and a decrease in income attributable to non-controlling interests of $12 million partially offset by a decrease in income from operations before income taxes of $34 million, each as discussed above.

8 ANNUAL REPORT 2018

EARNINGS PER SHARE

Diluted earnings per share	Adjusted diluted earnings per share

	2018	2017	Change

Earnings per Common Share
Basic	$6.65	$5.91	+ 13%
Diluted	$6.61	$5.87	+ 13%

Weighted average number of Common Shares outstanding (millions)
Basic	345.4	371.8	– 7%
Diluted	347.5	373.9	– 7%

Adjusted diluted earnings per share	$6.71	$5.93	+ 13%

Diluted earnings per share increased $0.74 to $6.61 for 2018 compared to $5.87 for 2017 as a result of a decrease in the weighted average number of diluted shares outstanding during 2018 and the increase in net income attributable to Magna International Inc. as discussed above. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2017, pursuant to our normal course issuer bids.

Other expense, net, after tax, Deferred Tax Adjustments and US Tax Reform together negatively impacted diluted earnings per share by $0.10 in 2018 and negatively impacted diluted earnings per share by $0.06 in 2017, as discussed in the "Other expense, net" and "Income Taxes" sections.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, increased $0.78 to $6.71 for 2018 compared to $5.93 for 2017.

MAGNA INTERNATIONAL INC. 9

NON-GAAP PERFORMANCE MEASURES
FOR THE YEAR ENDED DECEMBER 31, 2018

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for 2018 compared to 2017:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales

2017	$36,588	$3,094	8.5%
Increase (Decrease) related to:
Body Exteriors & Structures	914	52	– 0.1%
Power & Vision	692	(15)	– 0.2%
Seating Systems	324	(9)	– 0.1%
Complete Vehicles	2,471	2	– 0.5%
Corporate and Other	(162)	(17)	–

2018	$40,827	$3,107	7.6%

Adjusted EBIT as a percentage of sales decreased 0.9% to 7.6% for 2018 compared to 8.5% for 2017 primarily as a result of an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a lower margin than our consolidated average. The remaining 0.4% decrease in Adjusted EBIT as a percentage of sales was primarily due to:

•
higher launch costs;
•
higher spending associated with electrification, autonomy and research & development;
•
higher pre-operating costs incurred at new facilities; and
•
higher warranty costs.

These factors were partially offset by productivity and efficiency improvements at certain Body Exteriors & Structures facilities, foreign exchange gains in 2018 compared to foreign exchange losses in 2017 and generally higher margins on higher sales.

10 ANNUAL REPORT 2018

RETURN ON INVESTED CAPITAL

Return on Invested Capital

Return on Invested Capital decreased 0.7% to 14.9% for 2018 compared to 15.6% for 2017, primarily as a result of higher Average Invested Capital partially offset by an increase in After-tax operating profits.

Average Invested Capital increased $1.4 billion to $16.1 billion for 2018 compared to $14.7 billion for 2017 primarily due to:

•
an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to 2018;
•
an increase in working capital;
•
an increase in investments, including our investment in Lyft, Inc. ["Lyft"] equity during 2018; and
•
the net strengthening of foreign currencies against the U.S. dollar.

After-tax operating profits increased primarily as a result of higher sales, lower income taxes, higher equity income and lower SG&A, partially offset by higher cost of goods sold, depreciation and amortization and an increase in Other expense, net.

RETURN ON EQUITY

Return on Equity

Return on Equity decreased 0.1% to 19.7% for 2018 compared to 19.8% for 2017. Return on Equity declined modestly as Average Shareholders' Equity increased at a higher rate than the increase in net income attributable to Magna.

MAGNA INTERNATIONAL INC. 11

SEGMENT ANALYSIS

We are a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities including body, chassis, exterior, seating, powertrain, advanced driver assistance, electronics, vision, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to the chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments. Adjusted EBIT has been reconciled in the "Non-GAAP Financial Measures Reconciliation" section included in this MD&A.

	Sales			Adjusted EBIT

	2018	2017	Change	2018	2017	Change

Body Exteriors & Structures	$17,527	$16,613	$914	$1,398	$1,346	$52
Power & Vision	12,321	11,629	692	1,168	1,183	(15)
Seating Systems	5,548	5,224	324	425	434	(9)
Complete Vehicles	6,018	3,547	2,471	68	66	2
Corporate and Other	(587)	(425)	(162)	48	65	(17)

Total reportable segments	$40,827	$36,588	$4,239	$3,107	$3,094	$13

BODY EXTERIORS & STRUCTURES

	2018	2017	Change

Sales	$17,527	$16,613	$914	+ 6%

Adjusted EBIT	$1,398	$1,346	$52	+ 4%

Adjusted EBIT as a percentage of sales	8.0%	8.1%		– 0.1%

Sales – Body Exteriors & Structures

Sales

Sales for Body Exteriors & Structures increased 6% or $914 million to $17.5 billion for 2018 compared to $16.6 billion for 2017, primarily as a result of:

•
the launch of new programs during or subsequent to 2017, including the:

·
Jeep Cherokee;
·
Chevrolet Equinox and GMC Terrain;
·
Jeep Wrangler; and
·
Ford Expedition and Lincoln Navigator; and

•
a $157 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar partially offset by the weakening of the Brazilian real and Russian ruble, each against the U.S. dollar.
12 ANNUAL REPORT 2018

These factors were partially offset by:

•
the impact of a change in production volumes on various other programs; and
•
net customer price concessions subsequent to 2017.

Adjusted EBIT – Body Exteriors & Structures

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT for Body Exteriors & Structures increased $52 million to $1.40 billion for 2018 compared to $1.35 billion for 2017 primarily as a result of:

•
earnings on higher sales;
•
productivity and efficiency improvements, including at certain previously underperforming facilities;
•
favourable customer pricing resolutions in 2018;
•
foreign exchange gains in 2018 compared to foreign exchange losses in 2017;
•
higher scrap steel recoveries in excess of higher net commodity costs; and
•
a $4 million increase in reported U.S. dollar Adjusted EBIT as a result of the strengthening of certain foreign currencies against the U.S. dollar including the euro, Canadian dollar and Chinese renminbi partially offset by the weakening of the Russian ruble against the U.S. dollar.

These factors were partially offset by:

•
higher launch costs;
•
inefficiencies at a plant we are closing;
•
higher depreciation and amortization; and
•
net customer price concessions subsequent to 2017.

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures decreased 0.1% to 8.0% for 2018 compared to 8.1% for 2017 primarily as a result of:

•
higher launch costs;
•
inefficiencies at a plant we are closing; and
•
higher depreciation and amortization.

These factors were partially offset by:

•
productivity and efficiency improvements at certain facilities;
•
favourable customer pricing resolutions in 2018;
•
foreign exchange gains in 2018 compared to foreign exchange losses in 2017; and
•
higher scrap steel recoveries in excess of higher net commodity costs.

POWER & VISION

	2018	2017	Change

Sales	$12,321	$11,629	$692	+ 6%

Adjusted EBIT	$1,168	$1,183	$(15)	– 1%

Adjusted EBIT as a percentage of sales	9.5%	10.2%		– 0.7%

Sales – Power & Vision

Sales

MAGNA INTERNATIONAL INC. 13

Sales for Power & Vision increased 6% or $692 million to $12.3 billion for 2018 compared to $11.6 billion for 2017, primarily as a result of:

•
the launch of new programs during or subsequent to 2017, including the;

·
GMC Sierra and Chevrolet Silverado;
·
Chevrolet Traverse and Buick Enclave;
·
BMW X3;
·
Porsche Cayenne;
·
Jeep Wrangler; and
·
dual-clutch transmissions on various BMW and Daimler vehicles;

•
a $249 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar; and
•
net facility acquisitions subsequent to 2017 which positively impacted sales by $23 million.

These factors were partially offset by the impact of a change in production volumes on various other programs and net customer concessions subsequent to 2017.

Adjusted EBIT – Power & Vision

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT for Power & Vision decreased $15 million to $1.17 billion for 2018 compared to $1.18 billion for 2017 primarily as a result of:

•
higher spending associated with electrification and autonomy;
•
higher warranty costs of $59 million;
•
higher commodity costs;
•
net favourable commercial settlements during 2017;
•
higher launch costs; and
•
net customer price concessions subsequent to 2017.

These factors were partially offset by:

•
earnings on higher sales;
•
foreign exchange gains in 2018 compared to losses in 2017;
•
a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag;
•
a $21 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the euro and Chinese renminbi, each against the U.S. dollar;
•
lower employee profit sharing;
•
higher equity income, excluding the impact of foreign exchange, of $13 million; and
•
productivity and efficiency improvements.

Equity income, excluding the impact of foreign exchange, was $13 million higher due to net favourable commercial settlements during 2018 at a certain facility, lower warranty costs at certain facilities and a $4 million net increase in reported U.S. dollar equity income mainly due to the strengthening of the Chinese renminbi and euro, both against the U.S. dollar. These factors were partially offset by reduced earnings due to lower sales at certain facilities, higher pre-operating costs incurred at a new facility which is accounted for under the equity method, and a write-down of inventory and receivables relating to one customer at a certain facility.

Adjusted EBIT as a percentage of sales for Power & Vision decreased 0.7% to 9.5% for 2018 compared to 10.2% for 2017 primarily as a result of:

•
higher spending associated with electrification and autonomy;
•
higher warranty costs;
•
higher commodity costs;
•
net favourable commercial settlements during 2017; and
•
higher launch costs.

These factors were partially offset by:

•
foreign exchange gains in 2018 compared to losses in 2017;
•
a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag;
•
lower employee profit sharing; and
•
higher equity income.
14 ANNUAL REPORT 2018

SEATING SYSTEMS

	2018	2017	Change

Sales	$5,548	$5,224	$324	+ 6%

Adjusted EBIT	$425	$434	$(9)	– 2%

Adjusted EBIT as a percentage of sales	7.7%	8.3%		– 0.6%

Sales – Seating Systems

Sales

Sales in Seating Systems increased 6% or $324 million to $5.5 billion for 2018 compared to $5.2 billion for 2017, primarily as a result of:

•
the launch of new programs during or subsequent to 2017, including the;

·
Ford Expedition and Lincoln Navigator;
·
BMW X5;
·
Lynk & Co. 01 and 02; and
·
Chevrolet Traverse and Buick Enclave.

These factors were partially offset by:

•
the end of production on certain programs;
•
a facility divestiture subsequent to 2017 which negatively impacted sales by $49 million;
•
the impact of a change in production volumes on various other programs;
•
a $34 million decrease in reported U.S. dollar sales as a result of the weakening of certain foreign currencies against the U.S. dollar, including the Turkish lira and Brazil real partially offset by the strengthening of the euro against the U.S. dollar; and
•
net customer price concessions subsequent to 2017.

Adjusted EBIT – Seating Systems

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT for Seating Systems decreased $9 million to $425 million for 2018 compared to $434 million for 2017 primarily as a result of higher pre-operating costs incurred at new facilities, higher commodity costs and net customer price concessions subsequent to 2017.

These factors were partially offset by higher foreign exchange gains in 2018 compared to losses in 2017, earnings on higher sales, lower launch costs, higher equity income of $5 million primarily due to an acquisition in the fourth quarter of 2017 and productivity and efficiency improvements.

Adjusted EBIT as a percentage of sales for Seating Systems decreased 0.6% to 7.7% for 2018 compared to 8.3% for 2017 primarily as a result of higher pre-operating costs incurred at new facilities partially offset by higher foreign exchange gains in 2018 compared to losses in 2017.

MAGNA INTERNATIONAL INC. 15

COMPLETE VEHICLES

	2018	2017	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	144.6	77.9	66.7	+ 86%

Sales	$6,018	$3,547	$2,471	+ 70%

Adjusted EBIT	$68	$66	$2	+ 3%

Adjusted EBIT as a percentage of sales	1.1%	1.9%		– 0.8%

(i) Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales	Complete Vehicle Assembly Volumes (thousands of units)

Sales increased 70% or $2.5 billion to $6.0 billion for 2018 compared to $3.5 billion for 2017 and assembly volumes increased 86% or 66.7 thousand units.

The increase in Complete Vehicle sales is primarily due to:

•
the launch of the Jaguar E-Pace program which started production during the third quarter of 2017;
•
the launch of the Jaguar I-Pace program which started production during the first quarter of 2018;
•
the launch of the BMW 5-Series which started production during the first quarter of 2017; and
•
a $250 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.
16 ANNUAL REPORT 2018

Adjusted EBIT – Complete Vehicles

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT for Complete Vehicles increased $2 million to $68 million for 2018 compared to $66 million for 2017 primarily as a result of:

•
earnings on higher sales of the Jaguar E-Pace and I-Pace;
•
earnings on higher sales of the BMW 5-Series; and
•
a lower amount of employee profit sharing.

These factors were partially offset by:

•
higher launch and other costs relating to the Mercedes-Benz G-Class and Jaguar I-Pace partially offset by lower launch costs relating to the Jaguar E-Pace;
•
reduced earnings from higher depreciation and amortization and lower sales as a result of the launch of the new Mercedes-Benz G-Class;
•
a favourable customer pricing resolution in 2017;
•
higher pre-operating costs incurred at a new facility; and
•
spending associated with research & development.

Adjusted EBIT as a percentage of sales for Complete Vehicles decreased 0.8% to 1.1% for 2018 compared to 1.9% for 2017 primarily as a result of higher launch and other costs relating to the Mercedes-Benz G-Class and Jaguar I-Pace partially offset by lower launch cost relating to the Jaguar E-Pace and reduced earnings from higher depreciation and amortization and lower sales as a result of the launch of the new Mercedes-Benz G-Class.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other decreased $17 million to $48 million for 2018 compared to $65 million for 2017, primarily due to spending associated with corporate research & development, higher incentive compensation and a $4 million unfavourable impact of foreign exchange gains in 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency partially offset by lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk.

MAGNA INTERNATIONAL INC. 17

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

Cash provided from operating activities

	2018	2017	Change

Net income	$2,332	$2,244
Items not involving current cash flows	1,539	1,315

	3,871	3,559	$312
Changes in operating assets and liabilities	(153)	(213)	60

Cash provided from operating activities	$3,718	$3,346	$372

Cash provided from operating activities

Cash provided from operating activities increased $372 million for 2018 compared to 2017 primarily as a result of:

•
a $4.2 billion increase in cash received from customers;
•
a $127 million decrease in cash paid for taxes; and
•
higher dividends received from equity method investments of $55 million.

These factors were partially offset by:

•
a $3.4 billion increase in cash paid for material and overhead;
•
a $520 million increase in cash paid for labour; and
•
higher net interest expense of $22 million as discussed in the Interest Expense, net section above.

Changes in operating assets and liabilities

Cash used in operating assets and liabilities amounted to $153 million in 2018. The net use of cash was primarily as a result of:

•
a $351 million increase in accounts receivable mainly due to higher sales related to the launch of new programs during or subsequent to 2017;
•
a $92 million increase in inventories mainly due to higher production and engineering inventory to support launch activities partially offset by lower tooling inventory; and
•
an $86 million decrease in income taxes payable relating to payments in excess of taxes provided for.

These factors were partially offset by a $265 million increase in accounts payable primarily relating to higher sales and a $105 million increase in other accrued liabilities mainly related to higher tooling and engineering deferred revenue.

18 ANNUAL REPORT 2018

CAPITAL AND INVESTING SPENDING

Cash used for investing activities

	2018	2017	Change

Fixed asset additions	$(1,650)	$(1,875)
Investments, other assets and intangible assets	(481)	(651)

Fixed assets, investments, other assets and intangible assets additions	(2,131)	(2,526)
Investment in Lyft	(220)	–
Acquisitions	(148)	–
Proceeds from disposition	223	332
Proceeds on disposal of facilities	–	49

Cash used for investing activities	$(2,276)	$(2,145)	$(131)

Fixed assets, investments, other assets and intangible assets additions

In 2018, we invested $1.7 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2018 was for manufacturing equipment and buildings for programs that launched during 2018 or will be launching subsequent to 2018. In addition, we invested $412 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during 2018 or will be launching subsequent to 2018, and we invested a further $69 million in investments, primarily related to equity method investments.

Investment in Lyft

During 2018, we invested $200 million in Lyft as part of a multi-year collaboration with Lyft to jointly develop and manufacture self-driving systems. In addition, we purchased $20 million in Lyft shares for an equity compensation program for certain employees working on the development of self-driving systems.

Acquisitions

During 2018, we acquired 100% of the equity interest in OLSA S.p.A. ["OLSA"], a global company which designs, engineers and manufactures tail lamps and other lighting products for cash consideration of $152 million.

Proceeds from disposition

In 2018, the $223 million of proceeds related to normal course fixed and other asset disposals.

FINANCING

	2018	2017	Change

Issues of debt	$172	$752
Increase (Decrease) in short-term borrowings	866	(530)
Repayments of debt	(171)	(110)
Issue of Common Shares on exercise of stock options	50	44
Repurchase of Common Shares	(1,831)	(1,271)
Shares repurchased for tax withholdings on vesting of equity awards	(16)	(11)
Contributions to subsidiaries by non-controlling interests	4	10
Dividends paid to non-controlling interest	(69)	(38)
Dividends paid	(448)	(400)

Cash used for financing activities	$(1,443)	$(1,554)	$111

MAGNA INTERNATIONAL INC. 19

The increase in short-term borrowings relates primarily to a $833 million increase in the U.S. Program during 2018.

Repurchases of Common Shares during 2018 are related to 32.6 million Common Shares repurchased for aggregate cash consideration of $1.8 billion.

Cash dividends paid per Common Share were $1.32 for 2018, for a total of $448 million compared to cash dividends paid per Common Share of $1.10 for 2017, for a total of $400 million.

FINANCING RESOURCES

	As at December 31, 2018	As at December 31, 2017	Change

Liabilities
Short-term borrowings	$1,098	$259
Long-term debt due within one year	201	108
Long-term debt	3,084	3,195

	4,383	3,562	$821
Non-controlling interests	458	502	(44)
Shareholders' equity	10,701	11,210	(509)

Total capitalization	$15,542	$15,274	$268

Total capitalization increased by $268 million to $15.54 billion as at December 31, 2018 compared to $15.27 billion at December 31, 2017, primarily as a result of a $821 million increase in liabilities partially offset by a $509 million decrease in shareholders' equity and a $44 million decrease in non-controlling interests.

The increase in liabilities relates primarily to a $833 million increase in the U.S. Program during 2018.

The decrease in non-controlling interest was primarily as a result of dividends paid during 2018 partially offset by income attributable to non-controlling interests in 2018.

The decrease in shareholders' equity was primarily as a result of:

•
the $1.8 billion repurchase and cancellation of 32.6 million Common Shares during 2018;
•
a $490 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not U.S. dollars;
•
the $448 million of dividends paid during 2018; and
•
a $106 million net unrealized loss on cash flow hedges.

These factors were partially offset by $2.3 billion of net income earned in 2018.

CASH RESOURCES

During 2018, our cash resources including restricted cash equivalents decreased by $37 million to $802 million primarily as a result of the cash used for investing and financing activities partially offset by the cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2018, we had term and operating lines of credit totalling $3.3 billion, of which $2.0 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2023. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 7, 2019 were exercised:

Common Shares	324,634,866
Stock options(i)	9,410,640

334,045,506

(i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

20 ANNUAL REPORT 2018

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2018, we had contractual obligations requiring annual payments as follows:

	2019	2020- 2021	2022- 2023	Thereafter	Total

Operating leases	$310	$537	$429	$714	$1,990
Long-term debt	201	59	946	2,079	3,285
Unconditional purchase obligations:
Materials and services	2,985	1,269	791	324	5,369
Capital	1,019	174	44	6	1,243

Total contractual obligations	$4,515	$2,039	$2,210	$3,123	$11,887

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $650 million at December 31, 2018. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total

Projected benefit obligation	$633	$29	$394	$1,056
Less plan assets	(406)	–	–	(406)

Unfunded amount	$227	$29	$394	$650

Our off-balance sheet financing arrangements are limited to operating lease contracts.

We have facilities that are subject to operating leases. Operating lease payments in 2018 for facilities were $286 million. Operating lease commitments in 2019 for facilities are expected to be $262 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $75 million for 2018 and are expected to be $48 million in 2019.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

MAGNA INTERNATIONAL INC. 21

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the "Segment Analysis" section. The following table reconciles net income to Adjusted EBIT:

	2018	2017

Net Income	$2,332	$2,244
Add:
Interest Expense, net	93	70
Other expense, net	63	39
Income Taxes	619	741

Adjusted EBIT	$3,107	$3,094

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

	2018	2017

Sales	$40,827	$36,588

Adjusted EBIT	$3,107	$3,094

Adjusted EBIT as a percentage of sales	7.6%	8.5%

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share has been discussed in the "Earnings per Share" section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	2018	2017

Net income attributable to Magna International Inc.	$2,296	$2,196
Add:
Other expense, net	63	39
Tax effect on Other expense, net	(2)	7
Deferred Tax Adjustments	(38)	–
US Tax Reform	11	(23)

Adjusted net income attributable to Magna International Inc.	2,330	2,219
Diluted weighted average number of Common Shares outstanding during the period (millions)	347.5	373.9

Adjusted diluted earnings per share	$6.71	$5.93

22 ANNUAL REPORT 2018

RETURN ON INVESTED CAPITAL

Return on Invested Capital is discussed in the "Non-GAAP Performance Measures" section. Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

After-tax operating profits is calculated in the table below:

	2018	2017

Net Income	$2,332	$2,244
Add:
Interest Expense, net	93	70
Income taxes on Interest Expense, net at Magna's effective income tax rate:	(20)	(17)

After-tax operating profits	$2,405	$2,297

Invested Capital is calculated in the table below:

	2018	2017

Total Assets	$25,945	$25,468
Excluding:
Cash and cash equivalents	(684)	(726)
Deferred tax assets	(300)	(238)
Less Current Liabilities	(10,304)	(9,243)
Excluding:
Short-term borrowings	1,098	259
Long-term debt due within one year	201	108

Invested Capital	$15,956	$15,628

Return on Invested Capital is calculated in the table below:

	2018	2017

After-tax operating profits	$2,405	$2,297

Average Invested Capital	$16,095	$14,687

Return on Invested Capital	14.9%	15.6%

RETURN ON EQUITY

Return on Equity is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

	2018	2017

Net income attributable to Magna International Inc.	$2,296	$2,196

Average Shareholders' Equity	$11,663	$11,078

Return on Equity	19.7%	19.8%

MAGNA INTERNATIONAL INC. 23

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, "Significant Accounting Policies", to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

GOODWILL AND OTHER LONG-LIVED ASSETS – IMPAIRMENT ASSESSMENTS

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If a reporting unit's carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment would be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

EQUITY METHOD INVESTMENTS – IMPAIRMENT ASSESSMENT

As of December 31, 2018, and 2017, we had equity method investments of $1.9 billion and $2.02 billion, respectively. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the recorded book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. A deterioration in the operating results of our non-consolidated affiliates could result in the impairment of our investments.

REVENUE RECOGNITION – COMPLETE VEHICLE ASSEMBLY ARRANGEMENTS

Our complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services to a customer, some of which may be implicitly contracted for. As a result, significant interpretation and judgment is sometimes required to determine the appropriate accounting for these transactions including: (i) whether products and services are considered distinct performance obligations that should be accounted for separately or combined; (ii) developing an estimate of the stand-alone selling price of each distinct performance obligation; and (iii) whether the arrangement would be characterized as revenue or reimbursement of costs incurred. Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

INCOME TAXES

We are subject to income taxes in Canada and other non-Canadian jurisdictions. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits.

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2018, we had gross unrecognized tax benefits of $198 million excluding interest and penalties, of which $183 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets.

24 ANNUAL REPORT 2018

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets to avoid the potential loss of benefits.

At December 31, 2018, we had recorded deferred tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $154 million and $173 million, respectively. The deferred tax assets in respect of loss carryforwards relate primarily to operations in Canada, India, the United Kingdom and Germany. We had domestic and foreign operating loss carryforwards of $2.3 billion and tax credit carryforwards of $57 million, which relate primarily to Germany, Austria, the United States, Brazil, the United Kingdom, Spain and China. Approximately $1.7 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2019 and 2038.

WARRANTY

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers' warranty experience.

Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we either agree or are required to participate. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgement is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

We monitor our warranty activity on an ongoing basis and adjust our reserve estimates when it is probable that future warranty costs will be different than those estimates.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2018, we had past service costs and actuarial experience losses of $211 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

FUTURE CHANGES IN ACCOUNTING POLICIES

Refer to Note 2. Accounting Standards to the audited consolidated financial statements included in this report for the impact of recently issued accounting pronouncements.

SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2018, we purchased 3,216,363 Common Shares for cancellation and 76,119 Common Shares to satisfy stock-based compensation awards, each under our existing normal course issuer bid for cash consideration of $168 million.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 23 of our audited consolidated financial statements for the year ended December 31, 2018, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2017.

MAGNA INTERNATIONAL INC. 25

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the "Exchange Act"] are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2018 under the supervision, and with the participation of, our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission ["SEC"]) are effective as of December 31, 2018.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission ["COSO"] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2018, such internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company's consolidated financial statements for the year ended December 31, 2018. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2018.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting that occurred during 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

26 ANNUAL REPORT 2018

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant such risks:

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

•
Economic Cyclicality:   The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic or political conditions in North America, Europe or Asia, may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability and financial condition.

•
Regional Volumes Declines:   North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in these geographic regions could have a material adverse effect on our operations, sales and profitability.

•
Intense Competition:   The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic areas. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow sales of our electronics products or services at or above the rate of growth of electronics content, could have a material adverse effect on our operations, profitability and ability to fully implement our business strategy.

•
Trade Agreements:   The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

•
Trade Disputes/Tariffs:   Current international trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. Tariffs on steel and aluminum introduced by the United States against Canada and Mexico in 2018, together with retaliatory tariffs by Canada and Mexico, remain in place despite an agreement in principle regarding the new United States-Mexico-Canada Agreement ["USMCA"]. An ongoing trade dispute between the United States and China has led to the imposition by the United States of tariffs on a broad range of Chinese-origin imports into the U.S., and retaliatory tariffs by China on certain U.S.-origin imports into China, including automobiles. The continuation of these or other tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

CUSTOMER AND SUPPLIER RELATED RISKS

•
Customer Concentration:   Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, Ford, Fiat Chrysler, BMW, Daimler and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them in North America, Europe and China may be limited. While we continue to diversify our business, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•
Market Shifts:   While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•
Consumer Take Rate Shifts:   Shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher "take rates" for products that we do not sell, such as planetary or continuously variable transmissions, or for products we sell at a lower price and margin, such as cloth seats instead of leather seats, our profitability may be adversely affected.

MANUFACTURING / OPERATIONAL RISKS

•
Product Launch:   The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing of design changes by our customers relative to start of production; production readiness of our and our suppliers' manufacturing facilities; robustness of manufacturing processes; launch volumes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability and reputation.

•
Operational Underperformance:   From time to time, we may have some operating divisions which are not performing at expected levels of profitability. The complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.
MAGNA INTERNATIONAL INC. 27

•
Restructuring Costs:   We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•
Impairments:   From time to time, we record significant impairment charges related to goodwill and/or long-lived assets. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•
Supply Disruptions:   Events attributable to us or our suppliers which prevent us from supplying products to our customers could result in a range of adverse consequences, including penalties or business interruption claims by our customers, loss of business and reputational damage. The inability to promptly resume the supply of products could have a material adverse effect on our operations and profitability.

•
Skilled Labour Attraction/Retention:   Our business depends on our ability to attract, develop and retain experienced and highly skilled personnel. Such personnel are in high demand in some of the areas in which we compete, and competition for employees with certain types of skills may be intense. For example, due to the rapid changes in the automotive industry, particularly in response to electrification, autonomous driving and MaaS trends, we have a growing need for personnel with software and other technical skills, and we may face substantial competition for such personnel, including from traditional software industry companies. The inability to attract and retain highly-skilled personnel could have an adverse effect on our operations and our ability to fully implement our business strategy.

IT SECURITY

•
IT / Cybersecurity Breach:   Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers' or our suppliers' intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

PRICING RISKS

•
Quote / Pricing Assumptions:   The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

•
Customer Pricing Pressure:   We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; incremental annual price concession demands; pressure to absorb costs related to product design, engineering and tooling; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions and/or absorb design, engineering and tooling costs, could have a material adverse effect on our profitability.

•
Commodity Price Volatility:   Prices for certain key raw materials and commodities used in our parts, including steel and resin, can be volatile. To the extent we are unable to offset commodity price increases by: passing such increases to our customers, by engineering products with reduced commodity content, implementing hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•
Scrap Steel Price Volatility:   Some of our manufacturing facilities generate a significant amount of scrap steel in their manufacturing processes, but recover some of the value through the sale of such scrap steel. Scrap steel prices can also be volatile and don't necessarily move in the same direction as steel prices. Declines in scrap steel prices from time to time could have an adverse effect on our profitability.

WARRANTY RISK

•
Repair / Replacement Costs:   We are responsible for repair and replacement costs of defective products we supply to our customers. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability.

•
Warranty Provisions:   Warranty provisions for our powertrain systems and complete vehicle programs are established on the basis of the terms in the applicable award agreements and our or our customers' warranty experience with the applicable type of product. Warranty provisions for our other products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. Actual warranty experience which results in costs that exceed our warranty provisions, could have an adverse effect on our profitability.
28 ANNUAL REPORT 2018

ACQUISITION RISKS

•
Inherent Merger and Acquisition Risks:   Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. Although we seek to conduct appropriate levels of due diligence on our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

•
Joint Ventures:   We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partner(s) that may differ from our own; potential delays in decision-making; a more limited ability to implement some or all of our policies, practices and controls, or control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

•
Technology and Innovation:   While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage and may not be able to recover some or all of our investments and costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our business strategy.

•
Private Equity Investments in Technology Companies:   In addition to our development activities, we have invested approximately $323 million in Lyft and other technology companies. Such investments are an important element of our long-term strategy and we may make further private equity investments in such companies. Investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value. In addition, there is currently no public market for Lyft's shares, nor for the shares of our other investments in start-ups, and we may be unable to monetize our private equity investments in the future. The materialization of such investment-related risks could have an adverse effect on our profitability and financial condition.

•
Evolving Business Risk Profile:   The risk profile of our business continues to evolve with the increasing importance to us of product areas such as powertrain and electronics. As our business evolves, we may face new or heightened risks, including: challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks on safety-related products or systems; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability or financial condition.

•
Risks of Doing Business in Foreign Markets:   The establishment of manufacturing operations in new markets carries a number of risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.

•
Relative Foreign Exchange Rates:   Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar or euro, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•
Financial Flexibility:   The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•
Credit Ratings Changes:   There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition and the trading price of our Common Shares.
MAGNA INTERNATIONAL INC. 29

LEGAL, REGULATORY AND OTHER RISKS

•
Legal and Regulatory Proceedings:   From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses may be required to devote significant management time and resources to the matters and may suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•
Changes in Laws:   A significant change in the current regulatory environment in our principal markets, including changes in tax and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.
30 ANNUAL REPORT 2018

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with U.S. GAAP.

	For the three month periods ended

	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018

Sales	$10,792	$10,280	$9,618	$10,137
Net income	$669	$636	$560	$467
Earnings per Common Share
Basic	$1.84	$1.78	$1.63	$1.37
Diluted	$1.83	$1.77	$1.62	$1.37

	For the three month periods ended

	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017

Sales	$8,900	$9,140	$8,864	$9,684
Net income	$587	$561	$521	$575
Earnings per Common Share
Basic	$1.51	$1.45	$1.39	$1.55
Diluted	$1.51	$1.44	$1.38	$1.54

The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income attributable to Magna International Inc. are the following Other Expense, net items that have been discussed above:

	For the three month periods ended

	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018

Restructuring	$3	$17	$2	$23
Impairment of investment	–	–	–	60
Impairment of long-lived assets	–	–	–	14
Unrealized gain on investment revaluation	–	(56)	–	–

	$3	$(39)	$2	$97

	For the three month periods ended

	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017

Restructuring	$6	$3	$2	$18
Impairment of long-lived asset	–	–	–	64
Impairment of investment	–	–	–	17
Gain on formation of a new venture	–	–	–	(45)
Gain on sale of investment	–	–	–	(26)

	$6	$3	$2	$28

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2018 quarterly reports which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ["SEDAR"] which can be accessed at www.sedar.com.

MAGNA INTERNATIONAL INC. 31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 7, 2019

We have served as the Company's auditor since 2014.

32 ANNUAL REPORT 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Company and our report dated March 7, 2019, expressed unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 7, 2019

MAGNA INTERNATIONAL INC. 33

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures] Years ended December 31,	Note	2018	2017 [As Adjusted – Note 2]

Sales		$40,827	$36,588

Costs and expenses
Cost of goods sold		35,055	30,895
Depreciation and amortization		1,278	1,184
Selling, general and administrative		1,664	1,668
Interest expense, net	17	93	70
Equity income		(277)	(253)
Other expense, net	4	63	39

Income from operations before income taxes		2,951	2,985
Income taxes	12	619	741

Net income		2,332	2,244
Income attributable to non-controlling interests		(36)	(48)

Net income attributable to Magna International Inc.		$2,296	$2,196

Earnings per Common Share:	5
Basic		$6.65	$5.91
Diluted		$6.61	$5.87

Weighted average number of Common Shares outstanding during the year
[in millions]:	5
Basic		345.4	371.8
Diluted		347.5	373.9

See accompanying notes

34 ANNUAL REPORT 2018

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions] Years ended December 31,	Note	2018	2017 [As Adjusted – Note 2]

Net income		$2,332	$2,244

Other comprehensive (loss) income, net of tax:	21
Net unrealized (loss) gain on translation of net investment in foreign operations		(515)	685
Net unrealized (loss) gain on cash flow hedges		(106)	114
Reclassification of net (gain) loss on cash flow hedges to net income		(1)	60
Reclassification of net loss on pensions to net income		6	5
Pension and post-retirement benefits		(13)	8

Other comprehensive (loss) income		(629)	872

Comprehensive income		1,703	3,116
Comprehensive income attributable to non-controlling interests		(11)	(79)

Comprehensive income attributable to Magna International Inc.		$1,692	$3,037

See accompanying notes

MAGNA INTERNATIONAL INC. 35

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued] As at December 31,	Note	2018	2017 [As Adjusted – Note 2]

ASSETS
Current assets
Cash and cash equivalents	6	$684	$726
Accounts receivable		6,548	6,695
Inventories	8	3,403	3,542
Prepaid expenses and other		193	237
Income taxes receivable		57	–
Assets held for sale	3	949	–

		11,834	11,200
Investments	9, 18	2,189	2,079
Fixed assets, net	10	8,095	8,176
Intangible assets, net	13	560	650
Goodwill	7, 11	1,979	2,099
Deferred tax assets	12	300	238
Other assets	14, 18	988	1,026

		$25,945	$25,468

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	17	$1,098	$259
Accounts payable		6,094	6,283
Accrued salaries and wages	15	769	836
Other accrued liabilities	16	1,734	1,739
Income taxes payable		–	18
Long-term debt due within one year	17	201	108
Liabilities held for sale	3	408	–

		10,304	9,243
Long-term debt	17	3,084	3,195
Long-term employee benefit liabilities	18	597	670
Other long-term liabilities	19	400	326
Deferred tax liabilities	12	401	322

		14,786	13,756

Shareholders' equity
Common Shares [issued: 2018 – 327,339,095; 2017 – 358,063,217]	20	3,380	3,617
Contributed surplus		120	119
Retained earnings		8,376	8,074
Accumulated other comprehensive loss	21	(1,175)	(600)

		10,701	11,210
Non-controlling interests		458	502

		11,159	11,712

		$25,945	$25,468

Commitments and contingencies [notes 17, 22 and 23]

See accompanying notes

On behalf of the Board:

Lawrence D. Worrall Director	William L. Young Chairman of the Board
36 ANNUAL REPORT 2018

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions] Years ended December 31,	Note	2018	2017 [As Adjusted – Note 2]

OPERATING ACTIVITIES
Net income		$2,332	$2,244
Items not involving current cash flows	6	1,539	1,315

		3,871	3,559
Changes in operating assets and liabilities	2, 6	(153)	(213)

Cash provided from operating activities		3,718	3,346

INVESTMENT ACTIVITIES
Fixed asset additions		(1,650)	(1,875)
Investment in Lyft, Inc.		(220)	–
Increase in investments, other assets and intangible assets		(481)	(651)
Proceeds from disposition		223	332
Proceeds on disposal of facilities		–	49
Acquisitions	7	(148)	–

Cash used for investment activities		(2,276)	(2,145)

FINANCING ACTIVITIES
Issues of debt	17	172	752
Increase (Decrease) in short-term borrowings		866	(530)
Repayments of debt	17	(171)	(110)
Common Shares issued on exercise of stock options		50	44
Shares repurchased for tax withholdings on vesting of equity awards		(16)	(11)
Repurchase of Common Shares	20	(1,831)	(1,271)
Contributions to subsidiaries by non-controlling interests		4	10
Dividends paid to non-controlling interests		(69)	(38)
Dividends paid		(448)	(400)

Cash used for financing activities		(1,443)	(1,554)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(36)	24

Net decrease in cash, cash equivalents and restricted cash equivalents during the year		(37)	(329)
Cash, cash equivalents and restricted cash equivalents beginning of year		839	1,168

Cash, cash equivalents and restricted cash equivalents, end of year	6	$802	$839

See accompanying notes

MAGNA INTERNATIONAL INC. 37

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Shares

[U.S. dollars in millions, except number of common shares]	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL [i]	Non- controlling Interests	Total Equity

Balance, December 31, 2016	382.3	$3,796	$105	$7,318	$(1,451)	$451	$10,219
Adoption of ASC 606 [note 2]				(5)			(5)

Balance, December 31, 2016, as adjusted	382.3	$3,796	$105	$7,313	$(1,451)	$451	$10,214
Net income, as adjusted [note 2]				2,196		48	2,244
Other comprehensive income, as adjusted [note 2]					841	31	872
Shares issued on exercise of stock options	1.7	56	(12)				44
Release of stock and stock units	0.4	22	(22)				–
Shares repurchased for tax withholdings
on vesting of equity awards	(0.2)	(2)		(9)			(11)
Repurchase and cancellation under normal
course issuer bids [note 20]	(26.2)	(262)		(1,030)	21		(1,271)
Stock-based compensation expense			48				48
Reclassification of tax effect [note 21]				11	(11)		–
Contributions by non-controlling interests						10	10
Dividends paid to non-controlling interests						(38)	(38)
Dividends paid [$1.10 per share]	0.1	7		(407)			(400)

Balance, December 31, 2017	358.1	$3,617	$119	$8,074	$(600)	$502	$11,712
Adoption of ASU No. 2016-16 [note 2]				3			3

Balance, December 31, 2017, as adjusted	358.1	$3,617	$119	$8,077	$(600)	$502	$11,715
Net income				2,296		36	2,332
Other comprehensive loss					(604)	(25)	(629)
Shares issued on exercise of stock options	1.3	60	(10)				50
Release of stock and stock units	0.6	30	(30)				–
Shares repurchased for tax withholdings
on vesting of equity awards	(0.3)	(3)		(13)			(16)
Repurchase and cancellation under
normal course issuer bids [note 20]	(32.6)	(334)		(1,526)	29		(1,831)
Stock-based compensation expense			41				41
Contribution by non-controlling interests						4	4
Acquisition						10	10
Dividends paid to non-controlling interests						(69)	(69)
Dividends paid [$1.32 per share]	0.2	10		(458)			(448)

Balance, December 31, 2018	327.3	$3,380	$120	$8,376	$(1,175)	$458	$11,159

[i]
AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

38 ANNUAL REPORT 2018

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.   SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively "Magna" or the "Company"] is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, vision, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States ["GAAP"].

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest or is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders' equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on debt that was designated as a hedge of the Company's net investment in these operations are also recorded in accumulated other comprehensive income.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency based outflows and inflows. Most of the Company's foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts cease to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and market.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

MAGNA INTERNATIONAL INC. 39

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence but does not hold a controlling financial interest, under the equity method ["Equity method investments"]. In some cases, investments are accounted for under the equity method despite holding a controlling ownership interest, as a result of significant participating rights that prevent control. Under the equity method, the Company records its proportionate share of income or losses in Equity income in the Consolidated Statements of Income.

The Company has private equity investments comprised of technology investments in certain non-consolidated affiliates over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure these private equity investments. As a result, these private equity investments are classified within Level 3 in the fair value hierarchy because the Company estimates the value based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company.

The Company monitors its equity method investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with GAAP. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the recorded book value and the fair value of the investment. Private equity investments are also subject to impairment reviews conducted on a quarterly basis. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee's fair value. Upon determining that an impairment may exist, the security's fair value is calculated and compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

Other assets

Other assets include the long-term portion of certain receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts or in instalments based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement, are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement are included in the Company's Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All pre-production tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling is also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain powertrain and complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer's warranty experience.

Product liability provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company's portion of the estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgement is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

The Company monitors warranty activity on an ongoing basis and adjusts reserve estimates when it is probable that future warranty costs will be different than those estimates.

40 ANNUAL REPORT 2018

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value, or market related value, of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation ["PBO"]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities. This is determined on a plan by plan basis.

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers' purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives either a purchase order and/or a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at a point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders, annual price reductions and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company's estimates of variable consideration are not expected.

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services to a customer, some of which may be implicitly contracted for. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost or cost plus a margin approach and recognized as revenue as discussed above.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue are recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Total tooling and engineering sales were $824.6 million [2017 – $669.5 million] for the year ended December 31, 2018.

The Company's customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company's contracts with its customers do not have significant financing components.

Amounts billed to customers related to shipping and handling costs are included in Sales in the Consolidated Statements of Income. Shipping and handling costs are accounted for as fulfillment costs and are included in Cost of goods sold in the Consolidated Statements of Income.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

For revenues disaggregated by product group and geography, refer to Segmented Information [note 24].

The Company does not disclose the value of unsatisfied performance obligations for [i] contracts with an original expected length of one year or less and [ii] contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

Contract Assets and Liabilities

The Company's contract assets include both billed and unbilled accounts receivable and are included in the Accounts Receivable balance. Unbilled amounts typically result from sales of standalone tooling and engineering activities where revenue recognized exceeds the amount billed to the customer. Amounts may not exceed their net realizable value. As at December 31, 2018, the Company's unbilled accounts receivable balance was $293 million [2017 – $305 million]. Accounts receivable related to production, tooling and engineering sales were $4.3 billion as of December 31, 2018 [2017 – $5 billion]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

MAGNA INTERNATIONAL INC. 41

Customer advances are recorded as deferred revenue [a contract liability]. For the year ended December 31, 2018, the contract liability balance was $176 million. There were no significant contract liabilities recorded for the year ended December 31, 2017. In addition there were no significant contract liabilities recognized in revenue during the year ended December 31, 2018.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant. It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company's customers, are charged to expense as incurred. For the years ended December 31, 2018 and 2017, research and development costs charged to expense were approximately $588 million and $522 million, respectively.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are either considered to be reinvested for the foreseeable future or if they are available for repatriation and are not subject to further tax on remittance. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further significant tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company's restricted stock plan or are being held in trust for purposes of the Company's restricted stock unit program have been excluded from the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the prior period have been reclassified to conform with current period presentation [note 2].

2.   ACCOUNTING STANDARDS

ACCOUNTING CHANGES

New Segment Structure

The Company announced a realignment of its management structure along product lines in December 2017. As a result, effective January 1, 2018, the Company's results are reported through the following business segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. Prior period amounts contained in these audited consolidated financial statements have been adjusted to conform to the new segment presentation. Refer to Note 24 for additional information.

42 ANNUAL REPORT 2018

Revenue Recognition

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers ["new revenue standard"] using the full retrospective transition method. The Company recognized a net reduction to opening retained earnings of $5 million as of January 1, 2017 due to the cumulative impact of adopting the new revenue standard. The impact was primarily due to a change in the timing of recognition for customer reimbursements for tooling and pre-production engineering activities.

Impact of Adopting ASC 606

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Income as follows:

2017

Decrease in sales	$(2,358)

Decrease in cost of goods sold	(2,363)
Increase in depreciation and amortization	11
Decrease in equity income	8

Decrease in income from operations before income taxes	(14)
Decrease in income taxes	(3)

Decrease in net income	(11)
Decrease in income attributable to non-controlling interests	1

Decrease in net income attributable to Magna International Inc.	$(10)

Earnings per Common Share:
Basic	$(0.02)
Diluted	$(0.03)

The decrease in Sales and Cost of goods sold for the period was primarily a result of the change in the accounting for tooling and pre-production engineering activities as a cost recovery rather than as revenue, and also due to a change in the timing of recognition for customer reimbursements related to tooling and pre-production engineering activities.

The impact of adopting the new revenue standard affected certain balances in the Consolidated Balance Sheets as follows:

2017

ASSETS
Decrease in accounts receivable	$(183)
Increase in inventories	163
Decrease in investments	(9)
Increase in fixed assets, net	35
Increase in deferred tax assets	2
Increase in other assets	67

LIABILITIES AND SHAREHOLDERS' EQUITY
Decrease in accounts payable	$(3)
Increase in other accrued liabilities	77
Increase in other long-term liabilities	22
Decrease in deferred tax liabilities	(1)
Decrease in retained earnings	(15)
Decrease in accumulated other comprehensive loss	(3)
Decrease in non-controlling interests	(2)

MAGNA INTERNATIONAL INC. 43

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Cash Flows as follows:

2017

OPERATING ACTIVITIES
Decrease in net income	$(11)
Increase in items not involving current cash flows	9

(2)
Decrease in changes in operating assets and liabilities	19

Increase in cash provided from operating activities	17
INVESTING ACTIVITIES
Increase in fixed asset additions	(17)

Increase in cash used for investing activities	(17)
Cash, cash equivalents and restricted cash equivalents beginning of period	1,168

Cash, cash equivalents and restricted cash equivalents, end of period	$839

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, "Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory". This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The Company adopted ASU No. 2016-16 effective January 1, 2018 on a modified retrospective basis, through a cumulative-effect adjustment to retained earnings. The adoption of this guidance did not have a significant impact on the Company's consolidated financial statements.

Pensions

In March 2017, the FASB issued ASU 2017-07, "Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07)" which changes the way employers that sponsor defined benefit pension and/or postretirement benefit plans reflect net periodic benefit costs in the income statement. On January 1, 2018, the Company retrospectively adopted the amendments to ASC 715 which requires the presentation of service cost to be separate from the other components of net periodic costs. The Company previously recorded service cost with other compensation costs (benefits) in Cost of goods sold and Selling, general and administrative expenses. The adoption of this guidance required the other components of net period benefit cost to be reclassified. Prior comparative figures have not been adjusted since the impact of ASU 2017-07 is not material.

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01)", which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 requires the Company to measure its private equity investments at fair value, with all gains and losses, realized and unrealized, recognized in the consolidated statement of income. The Company adopted ASU 2016-01 in the first quarter of fiscal 2018 on a prospective basis for private equity investments.

FUTURE ACCOUNTING STANDARDS

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12)" which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The adoption of ASU 2017-12 did not have a significant impact on the Company's consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases: Topic 842 (ASU 2016-02)", to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets ["ROU"]. ASU 2016-02 was effective for the Company on January 1, 2019 and has been adopted using a modified retrospective approach, with the election of certain practical expedients. The Company is implementing a new lease accounting information system, as well as new business processes and controls to support the preparation of financial information and the disclosures required for the new standard. The adoption of ASU 2016-02 will result in the recognition of ROU assets and lease liabilities for the Company's operating leases, with the most significant impact from the recognition of ROU assets and lease liabilities related to real estate operating leases. While the Company is continuing to assess the potential impacts of ASU 2016-02, the adoption of the new standard is not expected to have a material impact on the consolidated statements of income, changes in equity or cash flows.

44 ANNUAL REPORT 2018

Internal-Use Software

In August 2018, the FASB issued ASU No. 2018-15, "Intangibles – Goodwill and Other Internal – Use – Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (ASU 2018-15)". ASU 2018-15 amends current guidance to align the accounting for costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing costs associated with developing or obtaining internal-use software. The guidance in ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company adopted the standard on January 1, 2019, on a prospective basis. The adoption of ASU 2018-15 did not have an impact on the Company's consolidated financial statements.

3.   ASSETS AND LIABILITIES HELD FOR SALE

In the third quarter of 2018, the Company entered into an agreement to sell its global Fluid Pressure & Controls ["FP&C"] business to Hanon Systems. The purchase price for the FP&C business, is approximately $1.23 billion, subject to customary closing adjustments. The transaction is expected to close at the end of the first quarter of 2019.

The Company determined that the assets and liabilities of the FP&C business met the criteria to be classified as held for sale as of September 30, 2018. Accordingly, the held for sale assets and liabilities of the FP&C business were reclassified in the consolidated balance sheet at December 31, 2018 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities is expected within one year. The business is included in the Company's Power & Vision segment and did not meet the criteria to be classified as a discontinued operation.

The following table summarizes the carrying value of the major classes of assets and liabilities of the FP&C business which were classified as held for sale as of December 31, 2018:

2018

Accounts receivable	$258
Inventories	140
Prepaid expenses and other	4
Investments	4
Fixed assets, net	320
Goodwill	157
Deferred tax assets	17
Other assets	11
Intangibles	38

Assets held for sale	$949

Accounts payable	$226
Accrued salaries and wages	30
Other accrued liabilities	76
Income taxes payable	6
Long-term employee benefit liabilities	62
Other long-term liabilities	3
Deferred tax liabilities	5

Liabilities held for sale	$408

Since the estimated purchase price of the assets and liabilities, less costs to sell, exceeded the carrying value, no adjustments to the long-lived assets were necessary.

MAGNA INTERNATIONAL INC. 45

4.   OTHER EXPENSE, NET

Other expense, net consists of significant items such as: restructuring charges generally related to significant plant closures or consolidations; impairment charges; gains or losses on disposal of facilities; unrealized gains on investments; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2018	2017

Body Exteriors & Structures [a]
Restructuring charges	$25	$15
Impairment of long-lived assets	14	64

	39	79

Power & Vision [b]
Impairment of investment	60	17
Restructuring charges	20	14

	80	31

Seating Systems [c]
Gain on formation of a new venture	–	(45)

Corporate and Other [d]
Unrealized gain on investment revaluation	(56)	–
Gain on sale of investment	–	(26)

	$63	$39

[a]
Body Exteriors & Structures

  For the year ended December 31, 2018

  During 2018, the Company recorded net restructuring charges of $25 million [$23 million after tax] related to certain Body Exteriors & Structures facilities.

  During 2018, the Company recorded fixed asset impairment charges of $14 million [$12 million after tax] related to a certain Body Exteriors & Structures facility.

  For the year ended December 31, 2017

  During 2017, the Company recorded net restructuring charges of $15 million [$11 million after tax] related to a certain Body Exteriors & Structures facility.

  During 2017, the Company recorded fixed asset impairment charges of $64 million [$64 million after tax] related to two Body Exteriors & Structures facilities.

[b]
Power & Vision

  For the year ended December 31, 2018

  During 2018, the Company concluded that indicators of impairment were present related to its investment in Getrag Ford Transmission Gmbh ["GFT"] and undertook an impairment analysis to determine the fair value of the investment. Based on the difference between the fair value and the carrying value of the investment in GFT, the Company recorded an other-than-temporary impairment charge of $60 million [$59 million after tax] [note 9].

  During 2018, the Company recorded net restructuring charges of $20 million [$20 million after tax] related to certain Power & Vision facilities.

  For the year ended December 31, 2017

  During 2017, the Company recorded an other-than-temporary impairment charge of $17 million [$17 million after tax] on one of its equity method investments.

  During 2017, the Company recorded net restructuring charges of $14 million [$14 million after tax] related to certain Power & Vision facilities.

46 ANNUAL REPORT 2018

[c]
Seating Systems

  For the year ended December 31, 2017

  During 2017, the Company formed a new venture in China with Hubei Aviation Precision Machinery Co., Ltd. The transaction resulted in a gain of $45 million [$34 million after tax].

[d]
Corporate and Other

  For the year ended December 31, 2018

  During 2018, the Company recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of its private equity investments.

  For the year ended December 31, 2017

  During 2017, the Company's investment in Argus Cyber Security Ltd. was sold for proceeds of $33 million. A gain of $26 million [$26 million after tax] was recognized on the sale of the investment, which was accounted for under the cost method.

5.   EARNINGS PER SHARE

Earnings per share are computed as follows:

	2018	2017 [As Adjusted – Note 2]

Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$2,296	$2,196

Weighted average number of Common Shares outstanding during the year	345.4	371.8

Basic earnings per Common Share	$6.65	$5.91

Diluted earnings per Common Share:
Net income attributable to Magna International Inc.	$2,296	$2,196

Weighted average number of Common Shares outstanding during the year	345.4	371.8
Adjustments
Stock options and restricted stock [a]	2.1	2.1

	347.5	373.9

Diluted earnings per Common Share	$6.61	$5.87

[a]
Diluted earnings per Common Share exclude 0.8 million [2017 – 1.2 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

6.   DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]
Cash, cash equivalents and restricted cash equivalents consist of:

	2018	2017

Bank term deposits and bankers' acceptances	$314	$234
Cash	370	492

Cash and cash equivalents	$684	$726
Restricted cash equivalents included in prepaid expenses [note 17]	118	113

	$802	$839

MAGNA INTERNATIONAL INC. 47

[b]
Items not involving current cash flows:

	2018	2017 [As Adjusted – Note 2]

Depreciation and amortization	$1,278	$1,184
Amortization of other assets included in cost of goods sold	172	127
Impairment charges [note 4]	74	81
Other non-cash charges	7	(2)
Deferred income taxes [note 12]	31	(6)
Dividends received in excess of equity income	33	2
Non-cash portion of Other expense, net	(56)	(71)

	$1,539	$1,315

[c]
Changes in operating assets and liabilities:

	2018	2017 [As Adjusted – Note 2]

Accounts receivable	$(351)	$(292)
Inventories	(92)	(397)
Prepaid expenses and other	9	25
Accounts payable	265	512
Accrued salaries and wages	(3)	7
Other accrued liabilities	105	(15)
Income taxes payable	(86)	(53)

	$(153)	$(213)

7.   ACQUISITION

On October 31, 2018, the Company completed the acquisition of 100% of the equity interest in OLSA S.p.A. ["OLSA"], a global company which designs, engineers and manufactures tail lamps and other lighting products. The purchase price was $152 million [net of $17 million cash acquired], and is subject to working capital and other customary purchase price adjustments.

The acquisition of OLSA was accounted for as a business combination. The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed at their estimated fair values:

Preliminary amounts recognized

Cash	$17
Non-cash working capital	(52)
Fixed assets	89
Goodwill	109
Intangibles	40
Long-term debt	(21)
Other long-term liabilities	(3)
Deferred tax liabilities	(10)

Consideration paid	169
Less: Cash acquired	(17)

Net cash outflow	$152

48 ANNUAL REPORT 2018

The preliminary purchase price allocations are subject to change and may be subsequently adjusted to reflect final valuation results and other adjustments.

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition. All of the goodwill recognized was assigned to the Company's Power & Vision segment.

Intangible assets consist primarily of amounts recognized for the fair value of customer contracts. These amortizable intangible assets are being amortized on a straight-line basis over an eight year estimated useful life.

8.   INVENTORIES

Inventories consist of:

	2018	2017 [As Adjusted – Note 2]

Raw materials and supplies	$1,282	$1,254
Work-in-process	331	331
Finished goods	408	433
Tooling and engineering	1,382	1,524

	$3,403	$3,542

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

9.   INVESTMENTS

	2018	2017 [As Adjusted – Note 2]

Equity method investments [a]	$1,862	$2,023
Private equity investments	323	50
Other	4	6

	$2,189	$2,079

[a]
The ownership percentages and carrying value of the Company's principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2018	2017 [As Adjusted – Note 2]

Litens Automotive Partnership [i]	76.7%	$188	$221
Getrag (Jiangxi) Transmission Co., Ltd [i]	66.7%	$1,107	$1,156
Getrag Ford Transmission GmbH	50.0%	$268	$334
Dongfeng Getrag Transmission Co. Ltd ["DGT"] [ii]	50.0%	$72	$80
Hubei HAPM MAGNA Seating Systems Co., Ltd.	49.9%	$117	$116

  [i]
  The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

  [ii]
  DGT – DGT is a variable interest entity ["VIE"] and depends on the Company and the Dongfeng Motor Group Company for any additional cash needs. The Company cannot make key operating decisions considered to be most significant to the VIE, and is therefore not considered to be the primary beneficiary. Our known maximum exposure to loss approximated the carrying value of our investment balance as at December 31, 2018.
MAGNA INTERNATIONAL INC. 49

A summary of the total financial results, as reported by the Company's equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2018	2017 [As Adjusted – Note 2]

Current assets	$1,914	$2,040

Non-current assets	$3,870	$4,159

Current liabilities	$1,500	$1,515

Long-term liabilities	$1,131	$1,378

Summarized Income Statements

	2018	2017 [As Adjusted – Note 2]

Sales	$5,133	$5,349
Cost of goods sold & expenses	4,765	5,037

Net income	$368	$312

Sales to equity method investees were approximately $379 million and $284 million for the years ended December 31, 2018 and 2017, respectively.

Variable Interest Entities

The Company has two equity method investees that are variable interest entities, in which the Company is the primary beneficiary and has the power to direct the activities that are considered most significant to the entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company's Consolidated Financial Statements. The Company's maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, and was $101 million and $137 million at December 31, 2018 and 2017, respectively.

The carrying amounts and classification of assets and liabilities included in the Company's consolidated balance sheet related to the consolidated VIEs are as follows:

	2018	2017 [As Adjusted – Note 2]

Current assets	$207	$270
Non-current assets	118	134

Total assets	$325	$404

Current liabilities	$218	$263
Non-current liabilities	6	4

Total liabilities	$224	$267

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company's general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

50 ANNUAL REPORT 2018

10. FIXED ASSETS

Fixed assets consist of:

	2018	2017 [As Adjusted – Note 2]

Cost
Land	$229	$269
Buildings	2,205	2,232
Machinery and equipment	14,396	14,320

	16,830	16,821
Accumulated depreciation
Buildings	(810)	(778)
Machinery and equipment	(7,925)	(7,867)

	$8,095	$8,176

Included in the cost of fixed assets are construction in progress expenditures of $1.0 billion [2017 – $1.4 billion] that have not been depreciated.

11. GOODWILL

The following is a continuity of the Company's goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Total

Balance, December 31, 2016	$434	$1,237	$147	$105	$1,923
Acquisitions	(2)	3	–	–	1
Foreign exchange and other	31	125	6	13	175

Balance, December 31, 2017	463	1,365	153	118	2,099
Acquisitions [note 7]	16	109	–	–	125
Assets held for sale [note 3]	–	(157)	–	–	(157)
Foreign exchange and other	(20)	(57)	(6)	(5)	(88)

Balance, December 31, 2018	$459	$1,260	$147	$113	$1,979

MAGNA INTERNATIONAL INC. 51

12. INCOME TAXES

[a]
The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2018	2017 [As Adjusted – Note 2]

Canadian statutory income tax rate	26.5%	26.5%
Manufacturing and processing profits deduction	(0.3)	(0.3)
Foreign rate differentials	(2.9)	(0.4)
Losses not benefited	0.8	1.6
Utilization of losses previously not benefited	(0.4)	(0.1)
Earnings of equity accounted investees	(1.6)	(1.4)
Tax on repatriation of foreign earnings	2.7	1.4
Valuation allowance on deferred tax assets [i]	(1.8)	(0.1)
US tax reform [ii]	0.4	(0.8)
Research and development tax credits	(1.7)	(1.2)
Reserve for uncertain tax positions	(1.5)	(0.2)
Non-deductible foreign exchange losses [iii]	0.4	0.3
Impairment of investments [note 4]	0.6	0.1
Others	(0.2)	(0.6)

Effective income tax rate	21.0%	24.8%

  [i]
  GAAP requires that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

  During the year ended December 31, 2018, the Company released certain of its valuation allowance against its deferred tax assets in Canada and India. In the third quarter of 2018, the Company released a portion of its valuation allowance against deferred tax assets on its Canadian capital losses as a result of the anticipated capital gain from the sale of the FP&C business [note 3]. Additionally, over the past few years, some of the Company's Indian operations have delivered sustained profits which, together with forecasted profits, provided sufficient evidence to support the release of the valuation allowance set up against deferred tax assets in those Indian operations in the fourth quarter of 2018. The net effect of these valuation allowance releases was $52 million.

  [ii]
  On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act [the "US Tax Reform"], which reduced the U.S. federal corporate tax rate from 35% to 21% beginning in 2018, required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and created new taxes on certain foreign-sourced earnings. At December 31, 2017, in accordance with guidance provided by Securities and Exchange Commission Staff Accounting Bulletin No. 118 ["SAB 118"], the Company made a reasonable estimate of its effects and recognized a provisional $23 million net reduction in income tax expense. In the fourth quarter of 2018, the Company completed its analysis of the tax impact and recorded a net increase of $11 million in income tax expense as described below.

  Deferred tax assets and liabilities: At December 31, 2017, the Company re-measured certain deferred tax assets and liabilities applying the new tax rate, which resulted in a $61 million reduction to deferred tax expense. At December 31, 2018, the Company completed its analysis of the impact of remeasurement which resulted in no further adjustment to the provisional amount recognized in 2017.

  One-time transition tax: This tax is based on the Company's total post-1986 earnings and profits ["E&P"] that were previously deferred from U.S. income taxes. The Company recorded a provisional $38 million in current income tax expense related to the transition tax at December 31, 2017. In the fourth quarter of 2018, the Company completed its calculation of the one-time transition tax and recorded a $5 million reduction in current income tax expense. In addition, the Company has concluded its re-evaluation of indefinite reinvestment assertions on remaining undistributed foreign earnings, the taxation of which is affected by US Tax Reform, and recognized $16 million in deferred tax expense for withholding taxes associated with the future remittance of the undistributed earnings of the Mexican subsidiaries held by the Magna U.S entities.

  Global Intangible Low-Taxed Income ["GILTI"]: In addition to the changes described above, the US Tax Reform contains a new law that may subject the Company to a tax on GILTI, beginning in 2018. FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years, or treating such taxes as a current-period expense when incurred. The Company has completed its assessment of GILTI and elected to treat taxes due under the GILTI provision as a current-period expense when incurred.

52 ANNUAL REPORT 2018

  [iii]
  Non-deductible foreign exchange losses are related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency.

[b]
The details of income before income taxes by jurisdiction are as follows:

	2018	2017 [As Adjusted – Note 2]

Canadian	$631	$592
Foreign	2,320	2,393

	$2,951	$2,985

[c]
The details of the income tax provision are as follows:

	2018	2017 [As Adjusted – Note 2]

Current
Canadian	$125	$140
Foreign	466	607

	591	747

Deferred
Canadian	24	(7)
Foreign	4	1

	28	(6)

	$619	$741

[d]
Deferred income taxes have been provided on temporary differences, which consist of the following:

	2018	2017 [As Adjusted – Note 2]

Tax depreciation in excess of book depreciation	$32	$62
Book amortization (in excess of) less than tax amortization	(1)	10
Liabilities currently not deductible for tax	–	(9)
Net tax losses benefited	(9)	(18)
Change in valuation allowance on deferred tax assets	(52)	(2)
Tax on undistributed foreign earnings	34	8
US tax reform	16	(61)
Others	8	4

	$28	$(6)

MAGNA INTERNATIONAL INC. 53

[e]
Deferred tax assets and liabilities consist of the following temporary differences:

	2018	2017 [As Adjusted – Note 2]

Assets
Tax benefit of loss carryforwards	$660	$747
Liabilities currently not deductible for tax	150	173
Tax credit carryforwards	57	59
Unrealized loss on cash flow hedges and retirement liabilities	106	75
Others	12	21

	985	1,075
Valuation allowance against tax benefit of loss carryforwards	(506)	(629)
Other valuation allowance	(152)	(129)

	$327	$317

Liabilities
Tax depreciation in excess of book depreciation	220	212
Other assets book value in excess of tax values	50	60
Tax on undistributed foreign earnings	141	105
Unrealized gain on cash flow hedges and retirement liabilities	8	24
Unrealized gain on remeasurement of investments	9	–

	428	401

Net deferred tax liabilities	$(101)	$(84)

  The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

	2018	2017 [As Adjusted – Note 2]

Long-term deferred tax assets	$300	$238
Long-term deferred tax liabilities	(401)	(322)

	$(101)	$(84)

[f]
The Company has provided for deferred income taxes for the estimated tax cost of distributable earnings of its subsidiaries. Deferred income taxes have not been provided on approximately $5.17 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]
Income taxes paid in cash [net of refunds] were $665 million for the year ended December 31, 2018 [2017 – $782 million].

[h]
As of December 31, 2018, the Company had domestic and foreign operating loss carryforwards of $ 2.33 billion and tax credit carryforwards of $57 million. Approximately $1.70 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2019 and 2038.
54 ANNUAL REPORT 2018

[i]
As at December 31, 2018 and 2017, the Company's gross unrecognized tax benefits were $198 and $243 million, respectively [excluding interest and penalties], of which $183 and $222 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2018	2017

Balance, beginning of year	$243	$220
Increase based on tax positions related to current year	20	21
(Decrease) increase based on tax positions of prior years	(3)	7
Increase related to acquisitions	8	–
Settlements	(13)	(2)
Statute expirations	(50)	(17)
Foreign currency translation	(7)	14

	$198	$243

  The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As at December 31, 2018 and 2017, the Company had recorded interest and penalties on the unrecognized tax benefits of $39 and $45 million, respectively, which reflects a reduction in expenses related to changes in its reserves for interest and penalties of $6 in 2018 and an increase of $10 million in expenses related to changes in its reserves for interest and penalties in 2017.

  The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $45 million, of which $35 million, if recognized, would affect its effective tax rate.

  The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, Mexico for years after 2012, Canada for years after 2013, U.S. federal jurisdiction for years after 2014, and in Austria for years after 2015.

13. INTANGIBLE ASSETS

Intangible assets were as follows:

	Estimated weighted average useful life in years	2018	2017

Cost
Customer relationship intangibles [note 7]	10	$415	$438
Computer software	2	291	348
Patent and licenses	12	340	342

		1,046	1,128
Accumulated depreciation
Customer relationship intangibles [note 7]		(191)	(162)
Computer software		(219)	(263)
Patent and licenses		(76)	(53)

		$560	$650

The Company recorded approximately $84 million and $125 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2018 and 2017, respectively. The Company currently estimates annual amortization expense to be $77 million for 2019, $75 million for 2020, $50 million for 2021, $44 million for 2022 and $41 million for 2023.

MAGNA INTERNATIONAL INC. 55

14. OTHER ASSETS

Other assets consist of:

	2018	2017
		[As Adjusted – Note 2]

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$741	$732
Long-term receivables [note 22[c]]	198	204
Pension overfunded status [note 18[a]]	18	23
Unrealized gain on cash flow hedges [note 22]	9	46
Other, net	22	21

	$988	$1,026

15. EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2018, a trust, which exists to make orderly purchases of the Company's shares for employees for transfer to the Employee Equity and Profit Participation Program ["EEPPP"], borrowed up to $34 million [2017 – $19 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2018, the trust's indebtedness to Magna was $34 million [2017 – $19 million]. The Company nets the receivable from the trust with the Company's accrued EEPPP payable in accrued wages and salaries.

16. WARRANTY

The following is a continuity of the Company's warranty accruals:

	2018	2017

Balance, beginning of year	$255	$270
Expense, net	98	51
Settlements	(111)	(81)
Acquisitions	2	–
Foreign exchange and other	(7)	15
Liabilities held for sale [note 3]	(29)	–

	$208	$255

17. DEBT

Short-term borrowings

The Company's short-term borrowings consist of the following:

	2018	2017

Bank indebtedness [i]	$35	$9
Commercial paper [ii]	1,063	250

	$1,098	$259

[i]
The Company has an agreement for a credit facility that is drawn in euros. The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance. As at December 31, 2018, the gross amount outstanding under the credit facility was $112 million [€98 million]. The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff. Accordingly, as at December 31, 2018, this liability balance was offset against the related restricted cash equivalent deposit of $118 million. The remaining net deposit of $6 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan. As at December 31, 2017, the gross amount outstanding under the credit facility was $108 million [€90 million], and the net deposit included in the prepaid expenses and other balance was $5 million.

On October 12, 2018, the Company entered into a $300 million, 364 day syndicated revolving credit facility. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2018, the Company has not borrowed any funds under this credit facility.

56 ANNUAL REPORT 2018

[ii]
During 2017, the Company established a U.S. commercial paper program [the "U.S. Program"] and a euro-commercial paper program [the "euro-Program"]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [the "U.S. notes"] up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is supported by the Company's existing global credit facility. The proceeds from the issuance of the U.S. notes are being used for general corporate purposes. As at December 31, 2018, $903 million [2017 – $70 million] of U.S. notes were outstanding, with a weighted-average interest rate of 3.00% [2017 – 1.84%], and maturities less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the "euro notes"] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company's existing global credit facility. The proceeds from the issuance of the euro notes are being used for general corporate purposes. As of December 31, 2018, $160 million or €140 million [2017 – $180 million or €150 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.24% [2017 – negative 0.22%], and maturities less than three months.

Long-term borrowings

[a]
The Company's long-term debt, which is substantially uncollateralized, consists of the following:

	2018	2017

Senior Notes [note 17[c]]
$750 million Senior Notes due 2024 at 3.625%	$746	$746
$650 million Senior Notes due 2025 at 4.150%	644	643
€550 million Senior Notes due 2023 at 1.900%	627	657
€600 million Senior Notes due 2027 at 1.500%	683	717
Cdn$425 million Senior Notes due 2022 at 3.100%	311	338
Bank term debt at a weighted average interest rate of approximately 4.89% [2017 – 5.68%], denominated primarily in Chinese renminbi, Indian rupee, euro and Brazilian real	153	99
Government loans at a weighted average interest rate of approximately 2.18% [2017 – 1.73%], denominated primarily in euro, Canadian dollar and Brazilian real	109	84
Other	12	19

	3,285	3,303
Less due within one year	201	108

	$3,084	$3,195

[b] Future principal repayments on long-term debt are estimated to be as follows:

2019	$201
2020	28
2021	31
2022	315
2023	631
Thereafter	2,079

$3,285

[c]
All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes. All of the Senior Notes were issued for general corporate purposes.

[d]
The Company's $2.75 billion revolving credit facility matures on June 22, 2023. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.
MAGNA INTERNATIONAL INC. 57

[e]
Interest expense, net includes:

	2018	2017

Interest expense
Current	$24	$10
Long-term	89	80

	113	90
Interest income	(20)	(20)

Interest expense, net	$93	$70

[f]
Interest paid in cash was $115 million for the year ended December 31, 2018 [2017 – $88 million].

[g]
At December 31, 2018, the Company had commitments under operating leases requiring annual rental payments as follows:

Total

2019	$310
2020	283
2021	254
2022	230
2023	199
Thereafter	714

$1,990

  For the year ended December 31, 2018, operating lease expense was $361 million [2017 – $344 million].

18. LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2018	2017

Defined benefit pension plans and other [a]	$184	$264
Termination and long service arrangements [b]	381	368
Retirement medical benefits plans [c]	27	31
Other long-term employee benefits	5	7

Long-term employee benefit obligations	$597	$670

[a]
Defined benefit pension plans

  The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

  The weighted average significant actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2018	2017

Projected benefit obligation
Discount rate	3.1%	2.9%
Rate of compensation increase	2.5%	2.6%
Net periodic benefit cost
Discount rate	2.8%	3.1%
Rate of compensation increase	2.5%	2.5%
Expected return on plan assets	5.8%	5.8%

58 ANNUAL REPORT 2018

  Information about the Company's defined benefit pension plans is as follows:

	2018	2017

Projected benefit obligation
Beginning of year	$687	$624
Current service cost	14	13
Interest cost	18	18
Actuarial (gains) losses and changes in actuarial assumptions	(33)	8
Benefits paid	(24)	(23)
Foreign exchange	(29)	47

End of year	633	687

Plan assets at fair value [i]
Beginning of year	443	330
Return on plan assets	(11)	33
Employer contributions	12	82
Benefits paid	(19)	(18)
Foreign exchange	(19)	16

End of year	406	443

Ending funded status	$227	$244

Amounts recorded in the consolidated balance sheet
Non-current asset [note 14]	$(18)	$(23)
Current liability	1	3
Liabilities held for sale [note 3] [ii]	60	–
Non-current liability	184	264

Net amount	$227	$244

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(134)	$(135)

Net periodic benefit cost
Current service cost	$14	$13
Interest cost	18	18
Return on plan assets	(25)	(20)
Actuarial losses	4	4

Net periodic benefit cost	$11	$15

  [i]
  The asset allocation of the Company's defined benefit pension plans at December 31, 2018 and the target allocation for 2019 is as follows:

	2019	2018

Fixed income securities	55-75%	62%
Equity securities	25-45%	36%
Cash and cash equivalents	0-10%	2%

	100%	100%

    Substantially all of the plan assets' fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

  [ii]
  Includes $58 million of long-term employee benefit liabilities and $2 million of accrued salaries and wages which were reclassified to liabilities held for sale.

  The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

MAGNA INTERNATIONAL INC. 59

[b]
Termination and long service arrangements

  Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

  The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2018	2017

Discount rate	2.8%	2.6%
Rate of compensation increase	2.9%	2.6%

  Information about the Company's termination and long service arrangements is as follows:

	2018	2017

Projected benefit obligation
Beginning of year	$378	$327
Current service cost	22	20
Interest cost	8	7
Actuarial losses (gains) and changes in actuarial assumptions	14	(7)
Benefits paid	(14)	(11)
Acquisition	2	–
Foreign exchange	(16)	42

Ending funded status	$394	$378

Amounts recorded in the consolidated balance sheet
Current liability	$9	$10
Liabilities held for sale [note 3]	4	–
Non-current liability	381	368

Net amount	$394	$378

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(88)	$(73)

Net periodic benefit cost
Current service cost	$22	$20
Interest cost	8	7
Actuarial (gains) losses	(1)	3

Net periodic benefit cost	$29	$30

[c]
Retirement medical benefits plans

  The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

  In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

  The weighted average discount rates used in measuring the Company's projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2018	2017

Retirement medical benefit obligations	4.0%	3.4%
Net periodic benefit cost	3.4%	3.8%
Health care cost inflation	6.8%	6.6%

60 ANNUAL REPORT 2018

  Information about the Company's retirement medical benefits plans are as follows:

	2018	2017

Projected benefit obligation
Beginning of year	$33	$31
Interest cost	1	1
Actuarial (gains) losses and changes in actuarial assumptions	(3)	2
Benefits paid	(1)	(2)
Foreign exchange	(1)	1

Ending funded status	$29	$33

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2
Non-current liability	27	31

Net amount	$29	$33

Amounts recorded in accumulated other comprehensive income
Unrecognized past service costs	$–	$1
Unrecognized actuarial gains	12	8

Total accumulated other comprehensive income	$12	$9

Net periodic benefit cost
Interest cost	$1	$1
Actuarial gains	(1)	(1)

Net periodic benefit cost	$–	$–

  The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company's net income.

[d]
Future benefit payments

	Defined benefit pension plans	Termination and long service arrangements	Retirement medical benefits plans	Total

Expected employer contributions – 2019	$13	$9	$2	$24

Expected benefit payments:
2019	$23	$9	$2	$34
2020	25	10	2	37
2021	24	11	2	37
2022	25	13	2	40
2023	26	17	2	45
Thereafter	145	111	9	265

	$268	$171	$19	$458

MAGNA INTERNATIONAL INC. 61

19. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2018	2017 [As Adjusted – Note 2

Long-term portion of fair value of hedges [note 22]	$40	$17
Long-term portion of income taxes payable	205	225
Asset retirement obligation	33	34
Long-term lease inducements	16	15
Deferred revenue	106	35

	$400	$326

20. CAPITAL STOCK

[a]
At December 31, 2018, the Company's authorized, issued and outstanding capital stock are as follows:

  Preference shares – issuable in series –

  The Company's authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

  Common Shares –

  Common Shares without par value [unlimited amount authorized] have the following attributes:

  [i]
  Each share is entitled to one vote per share at all meetings of shareholders.

  [ii]
  Each share shall participate equally as to dividends.

[b]
On November 12, 2018, the Toronto Stock Exchange ["TSX"] accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company's stock-based compensation awards or programs and/or the Company's obligations to its deferred profit sharing plans, of up to 33.2 million Magna Common Shares [the "2018 Bid"], representing approximately 10% of the Company's public float of Common Shares. The Bid commenced on November 15, 2018 and will terminate no later than November 14, 2019.

  Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2017 and 2016.

  The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

		2018		2017
	Maximum number of shares	Shares purchased	Cash amount	Shares purchased	Cash amount

2016 Bid	38,000,000	–	$–	23,245,377	$1,109
2017 Bid	35,800,000	26,630,243	1,544	3,011,666	162
2018 Bid	33,200,000	6,014,041	287	–	–

		32,644,284	$1,831	26,257,043	$1,271

  Certain purchases were made by way of private agreements entered into with arm's length, third party sellers. Such private agreement purchases were made at a discount to the prevailing market price for the Company's Common Shares and pursuant to issuer bid exemption orders issued by the Ontario Securities Commission. All other purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the New York Stock Exchange in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

62 ANNUAL REPORT 2018

[c]
The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 7, 2019 were exercised or converted:

Common Shares	324,634,866
Stock options(i)	9,410,640

334,045,506

  (i)
  Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

21. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2018	2017 [As Adjusted – Note 2]

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(456)	$(1,131)
Net unrealized (loss) gain	(490)	654
Repurchase of shares under normal course issuer bids[note 20]	29	21

Balance, end of year	(917)	(456)

Accumulated net unrealized gain (loss) on cash flow hedges [b]
Balance, beginning of year	39	(135)
Net unrealized (loss) gain	(106)	114
Reclassification of net (gain) loss to net income [a]	(1)	60

Balance, end of year	(68)	39

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(183)	(185)
Net unrealized (loss) gain	(13)	8
Reclassification of net loss to net income [a]	6	5
Reclassification of tax effect to retained earnings [c]	–	(11)

Balance, end of year	(190)	(183)

Total accumulated other comprehensive loss [d]	$(1,175)	$(600)

[a]
The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2018	2017

Cash flow hedges
Sales	$(6)	$(30)
Cost of sales	7	(54)
Income tax	–	24

Net of tax	1	(60)

Other long-term liabilities
Cost of sales	(7)	(6)
Income tax	1	1

Net of tax	(6)	(5)

Total loss reclassified to net income	$(5)	$(65)

MAGNA INTERNATIONAL INC. 63

[b]
The amount of income tax benefit (expense) that has been allocated to each component of other comprehensive loss is as follows:

	2018	2017

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$7	$–
Net unrealized loss	–	7

Balance, end of year	7	7

Accumulated net unrealized (gain) loss on cash flow hedges
Balance, beginning of year	(12)	53
Net unrealized (gain) loss	35	(41)
Reclassification of net loss to net income	–	(24)

Balance, end of year	23	(12)

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	17	30
Net unrealized (gain) loss	5	(1)
Reclassification of net loss to net income	(1)	(1)
Reclassification of tax effect to retained earnings	–	(11)

Balance, end of year	21	17

Total income tax benefit	$51	$12

[c]
Amounts related to the reclassification of the stranded tax effects of the Company's pensions and financial instruments to retained earnings related to the adoption of "Income Statement – Reporting Comprehensive Income – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income".

[d]
The amount of other comprehensive loss that is expected to be reclassified to net income during 2019 is $44 million.

22. FINANCIAL INSTRUMENTS

[a]
Foreign exchange contracts

  At December 31, 2018, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars

Buy (Sell)	U.S. dollar amount	Weighted average rate	Euro amount	Weighted average rate	Peso amount	Weighted average rate

2019	230	1.32032	15	1.56777	5,240	0.04848
2019	(1,030)	0.77436	(14)	0.64273	–	–
2020	18	1.29662	1	1.55732	2,676	0.04681
2020	(466)	0.77365	–	–	–	–
2021	1	1.26809	–	–	855	0.04273
2021	(174)	0.78498	–	–	–	–
2022	1	1.30510	–	–	–	–
2022	(64)	0.78373	–	–	–	–
2023	(18)	0.77541	–	–	–	–

	(1,502)		2		8,771

64 ANNUAL REPORT 2018

	For euros

Buy (Sell)	U.S. dollar amount	Weighted average rate	GBP amount	Weighted average rate	Czech koruna amount	Weighted average rate

2019	183	0.85595	14	1.12128	4,039	0.03816
2019	(142)	1.17649	(22)	0.85495	–	–
2020	93	0.83001	8	1.11351	2,361	0.03836
2020	(47)	1.20790	(11)	0.88525	–	–
2021	27	0.79816	–	–	491	0.03729
2021	(18)	1.28271	(6)	0.92098	–	–
2022	9	0.76479	–	–	–	–
2022	(1)	1.31155	–	–	–	–

	104		(17)		6,891

  Based on forward foreign exchange rates as at December 31, 2018 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income are approximately $34 million and $101 million, respectively [note 21].

  The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b]
Financial assets and liabilities

  The Company's financial assets and liabilities consist of the following:

	2018	2017 [As Adjusted – Note 2]

Financial assets
Cash and cash equivalents	$684	$726
Restricted cash equivalents	118	113
Accounts receivable	6,548	6,695
Severance investments	3	4
Long-term receivables included in other assets [note 14]	198	204
Financial assets held for sale [note 3]
Accounts receivable held for sale	258	–
Severance investments held for sale	1	–
Long-term receivables held for sale	–	–

	$7,810	$7,742

Financial liabilities
Bank indebtedness [note 17]	$35	$9
Commercial paper [note 17]	1,063	250
Long-term debt (including portion due within one year)	3,285	3,303
Accounts payable	6,094	6,283
Financial liabilities held for sale [note 3]
Accounts payable held for sale	226	–

	$10,703	$9,845

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses and other	$25	$55
Other assets	9	46
Other accrued liabilities	(61)	(32)
Other long-term liabilities	(40)	(17)

	$(67)	$52

MAGNA INTERNATIONAL INC. 65

[c]
Derivatives designated as effective hedges, measured at fair value

  The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts

December 31, 2018
Assets	$34	$33	$1
Liabilities	$(101)	$(33)	$(68)

December 31, 2017
Assets	$101	$47	$54
Liabilities	$(49)	$(47)	$(2)

[d]
Fair value

  The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

  Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

  Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

  Commercial Paper

  Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

  Term debt

  The Company's term debt includes $201 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

  Senior Notes

  The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At December 31, 2018, the net book value of the Company's Senior Notes was $3.03 billion and the estimated fair value was $3.05 billion, determined using active market prices.

[e]
Credit risk

  The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

  Cash and cash equivalents and restricted cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

  The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

  In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2018, sales to the Company's six largest customers represented 77% [2017 – 81%] of the Company's total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

66 ANNUAL REPORT 2018

[f]
Currency risk

  The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 22[a]].

[g]
Interest rate risk

  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

  In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

23. CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]
In September 2014, the Conselho Administrativo de Defesa Economica, Brazil's Federal competition authority, attended at one of the Company's operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products. Proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian investigation.

  The Company's policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

  In the event of an antitrust violation, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[b]
In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 16]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer's [or the Company's] warranty experience.

24. SEGMENTED INFORMATION

[a]
Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, vision, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

  Previously, the Company organized its businesses into four reportable operating segments: North America, Europe, Asia and Rest of World. In December 2017, the Company announced a realignment of its management structure along product lines. As a result, on January 1, 2018, the Company changed its segments to align with the way its business is now managed.

  The Company is now organized under four operating segments which have been determined on the basis of technological opportunities, product similarities, and market and operating factors. These operating segments are also the Company's reportable segments:

  •
  Body Exteriors & Structures includes our body and chassis business, exteriors, roof systems, sealing systems and fuel systems operations;
  •
  Power & Vision includes our powertrain, electronics, mirrors, lighting and mechatronics operations;
  •
  Seating Systems is comprised of our complete seat assembly facilities and our foam, trim, structures and mechanisms operations; and
  •
  Complete Vehicles is comprised of our contract manufacturing operations as well as our complete vehicle engineering centers.

  The results of each segment are regularly reviewed by the Company's chief operating decision maker to assess the performance of the segment and make decisions regarding the allocation of resources. The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from operations and adding back income taxes, interest expense, net, and other expense, net.

  The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" [note 1]. All intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC. 67

[a]
The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

	2018

	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity income

Body Exteriors & Structures	$17,527	$17,220	$1,398	$697	$(12)
Power & Vision	12,321	12,086	1,168	434	(261)
Seating Systems	5,548	5,546	425	57	(3)
Complete Vehicles	6,018	5,968	68	65	–
Corporate & Other [ii]	(587)	7	48	25	(1)

Total Reportable Segments	$40,827	$40,827	$3,107	$1,278	$(277)

	2017 [As Adjusted – Note 2]

	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity (income) loss

Body Exteriors & Structures	$16,613	$16,501	$1,346	$633	$(10)
Power & Vision	11,629	11,344	1,183	415	(245)
Seating Systems	5,224	5,222	434	61	2
Complete Vehicles	3,547	3,513	66	46	–
Corporate & Other [ii]	(425)	8	65	29	–

Total Reportable Segments	$36,588	$36,588	$3,094	$1,184	$(253)

	2018

	Net assets	Investments	Goodwill	Fixed asset, net	Fixed asset additions

Body Exteriors & Structure	$6,946	$34	$459	$4,615	$730
Power & Vision [i]	6,675	1,680	1,260	2,123	655
Seating Systems	804	135	147	319	78
Complete Vehicles	605	2	113	607	170
Corporate & Other [ii]	798	338	–	431	17

Total Reportable Segments	$15,828	$2,189	$1,979	$8,095	$1,650

	2017 [As Adjusted – Note 2]

	Net assets	Investments	Goodwill	Fixed asset, net	Fixed asset additions

Body Exteriors & Structure	$7,243	$31	$463	$4,763	$930
Power & Vision	6,475	1,819	1,365	2,113	568
Seating Systems	804	136	153	306	76
Complete Vehicles	394	2	118	529	236
Corporate & Other [ii]	658	91	–	465	65

Total Reportable Segments	$15,574	$2,079	$2,099	$8,176	$1,875

  [i]
  Includes $541 million of net assets held for sale.

  [ii]
  Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.
68 ANNUAL REPORT 2018

[b]
The following table reconciles Net income from operations to Adjusted EBIT:

	2018	2017 [As Adjusted – Note 2]

Net Income	$2,332	$2,244
Add:
Interest expense, net	93	70
Other expense, net	63	39
Income taxes	619	741

Adjusted EBIT	$3,107	$3,094

[c]
The following table shows Net Assets for the Company's reporting segments:

	2018	2017 [As Adjusted – Note 2]

Total Assets	25,945	25,468
Deduct assets not included in segment net assets:
Cash and cash equivalents	(684)	(726)
Deferred tax assets	(300)	(238)
Long-term receivables from joint venture partners	(71)	(72)
Income taxes receivable	(57)	–
Deduct liabilities included in segment net assets:
Accounts Payable	(6,094)	(6,283)
Accrued salaries and wages	(769)	(836)
Other accrued liabilities	(1,734)	(1,739)
Liabilities held for sale [note 3]	(408)	–

Segment Net Assets	$15,828	$15,574

[d]
The following table aggregates external revenues by customer as follows:

	2018	2017 [As Adjusted – Note 2]

General Motors	$6,303	$6,481
Ford Motor Company	5,721	5,760
Fiat Chrysler Automobiles	5,693	5,311
BMW	4,826	3,676
Daimler AG	4,687	4,474
Volkswagen	4,128	3,849
Other	9,469	7,037

	$40,827	$36,588

MAGNA INTERNATIONAL INC. 69

[e]
The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net

	2018	2017 [As Adjusted – Note 2]	2018	2017 [As Adjusted – Note 2]

North America
United States	$10,043	$9,302	$1,356	$1,668
Canada	5,886	5,902	968	990
Mexico	4,618	4,634	1,311	1,269

	20,547	19,838	3,635	3,927
Europe
Austria	7,750	5,191	938	863
Germany	4,893	4,243	1,271	1,313
Italy	850	858	288	235
Czech Republic	764	740	257	222
Poland	694	674	200	149
United Kingdom	517	524	191	194
Russia	424	373	138	191
Spain	382	346	47	44
Turkey	291	248	8	8
France	219	200	46	48
Slovakia	127	123	71	39
Other Europe	144	86	221	160

	17,055	13,606	3,676	3,466
Asia Pacific
China	2,152	2,107	588	578
India	180	185	106	122
Korea	158	159	21	24
Other Asia Pacific	50	40	3	2

	2,540	2,491	718	726
Rest of World	685	653	66	57

	$40,827	$36,588	$8,095	$8,176

25. SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to December 31, 2018, the Company purchased 3,216,363 Common Shares for cancellation and 76,119 Common Shares to satisfy stock-based compensation awards, each under an existing normal course issuer bid for cash consideration of $168 million.

70 ANNUAL REPORT 2018

MAGNA INTERNATIONAL INC.
Supplementary Financial and Share Information

Financial Summary
(U.S. dollars in millions, except per share figures)
(unaudited)
Years ended December 31,

	2018	2017	2016	2015	2014

Total sales	40,827	36,588	36,445	32,134	34,403
Depreciation and amortization	1,278	1,184	1,056	802	845
Net income attributable to Magna International Inc. from continuing operations	2,296	2,196	2,031	1,946	1,924
Diluted earnings per Common Share from continuing operations	6.61	5.87	5.16	4.72	4.44
Weighted average number of Common Shares outstanding – Diluted	347.5	373.9	393.2	412.7	433.2

Cash dividends paid per share	1.32	1.10	1.00	0.88	0.76

Cash flow from operations	3,718	3,346	3,266	2,332	2,822
Capital expenditures	1,650	1,875	1,807	1,591	1,495

Working capital	1,530	1,957	1,468	3,868	2,236
Fixed assets, net	8,095	8,176	7,022	5,948	5,402
Total assets	25,945	25,468	22,566	19,687	18,068

Long-term debt	3,084	3,195	2,394	2,327	806
Shareholders' equity	11,159	11,712	10,219	9,117	8,673
Long-term debt to equity ratio	0.28:1	0.27:1	0.23:1	0.26:1	0.09:1

Share Information

The Common Shares are listed and traded in Canada on the Toronto Stock Exchange ("TSX") under the stock symbol "MG" and in the United States on the New York Stock Exchange ("NYSE") under the stock symbol "MGA". As of February 28, 2019, there were 1,319 registered holders of Common Shares.

Distribution of Shares held by Registered Shareholders

Common Shares

Canada	77.02%
United States	22.95%
Other	0.03%

Dividends

Dividends for 2018 on Magna's Common Shares were paid on each of March 23, June 8, September 14 and December 7 at a rate of U.S.$0.33 per Common Share. Magna's dividends have been designated as "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna's website (www.magna.com), under "Company – Investors – Shareholder Information – Dividends".

MAGNA INTERNATIONAL INC. 71

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sales prices and volumes of Common Shares traded in each case as reported by the TSX and NYSE, respectively.

Common Shares (TSX) (Cdn$)	Stock Symbol "MG"

	Year ended December 31, 2018			Year ended December 31, 2017
Quarter	Volume	High	Low	Volume	High	Low

1st	66,663,208	74.86	63.63	50,978,334	60.78	55.36
2nd	60,140,550	87.13	69.78	67,602,523	62.94	52.63
3rd	68,562,603	81.27	67.63	57,238,990	67.06	57.47
4th	79,159,170	74.40	58.74	52,795,790	74.29	65.52

Common Shares (NYSE) (US$)	Stock Symbol "MGA"

	Year ended December 31, 2018			Year ended December 31, 2017
Quarter	Volume	High	Low	Volume	High	Low

1st	83,866,053	59.99	50.78	75,883,650	46.18	41.84
2nd	72,562,177	67.47	53.91	106,004,876	46.60	39.50
3rd	81,571,294	61.65	51.34	88,215,360	53.74	45.37
4th	94,173,736	57.85	42.88	58,960,534	58.07	51.54

72 ANNUAL REPORT 2018

CORPOR Directors William L. Young (Chairman of the Board) Scott B. Bonham Peter G. Bowie Mary S. Chan Dr. Kurt J. Lauk Robert F. MacLellan Cynthia A. Niekamp William A. Ruh Dr. Indira V. Samarasekera Donald J. Walker Lawrence D. Worrall TE DIR Executive Officers Donald J. Walker Chief Executive Officer TORY Guenther F. Apfalter President, Magna Europe and President, Magna Steyr Vincent J. Galifi Chief Financial Officer Mark Dong President, Magna China Seetarama Swamy Kotagiri Chief Technology Officer and President, Magna Power and Vision Aaron D. McCarthy Chief Human Resources Officer Tommy J. Skudutis Chief Operating Officer Riccardo C. Trecroce Chief Legal Officer James J. Tobin, Sr. Chief Marketing Officer and President, Magna Asia Joanne N. Horibe Chief Compliance Officer Corporate Office Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Telephone: (905) 726-2462 magna.com Transfer Agent and Registrar Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario Canada M5J 2Y1 Telephone: 1 (800) 564-6253 Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky USA 40202 Telephone: 1 (800) 962-4284 From all other countries Telephone: 1 (514) 982-7555 www.computershare.com Exchange Listings Common Shares Toronto Stock Exchange MG New York Stock Exchange MGA As a “foreign private issuer” listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/Proxy Statement for our 2019 Annual Meeting of Shareholders for a description of our corporate governance practices in comparison with the requirements and guidelines of the Canadian Securities Administrators. Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of the Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070. Shareholders wishing to obtain a copy of Magna’s Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 20 to the consolidated financial statements contained in this Annual Report, may do so by contacting Magna’s Corporate Secretary. The 2019 Annual Meeting of Shareholders The 2019 Annual Meeting of Shareholders will be held at Hilton Toronto/Markham Suites Conference Centre, 8500 Warden Avenue, Markham, Ontario, Canada on Thursday, May 9, 2019 commencing at 10:00 a.m. (Eastern Daylight Time). Annual Report Additional copies of this 2018 Annual Report or copies of our quarterly reports may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov. ©Magna International Inc. 2019. Magna and the logo are registered trademarks of Magna International Inc.

magna.com MAGNA INTERNATIONAL INC. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 (905) 726-2462

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